                                            Filed Pursuant to Rule 424(b)(4)
                                            Registration Statement No. 333-75005

[GRAPHIC OMITTED]

                                4,493,467 Shares



                                  MedQuist Inc.


                                  Common Stock
                              --------------------

   This prospectus relates to an offering of 4,493,467 shares of common stock of MedQuist Inc. MedQuist is offering 800,000 of the shares to be sold in the offering. The selling shareholders identified in the table beginning on page 26 of this prospectus are offering an additional 3,693,467 of the shares to be sold in the offering. MedQuist will not receive any of the proceeds from the sale of the shares sold by the selling shareholders.


     The common stock is quoted on the Nasdaq National Market under the symbol "MEDQ". On April 27, 1999, the last reported sale price for MedQuist's common stock on the Nasdaq National Market was $34.125 per share.


     See "Risk Factors" beginning on page 6 to read about certain factors you should consider before buying shares of the common stock.


                             --------------------
     Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.


                             --------------------

                                                                 Per Share            Total
                                                                -----------   --------------------
Initial public offering price ...............................    $ 33.625       $ 151,092,827.88
Underwriting discount .......................................    $  1.510       $   6,785,135.17
Proceeds, before expenses, to MedQuist ......................    $ 32.115       $  25,692,000.00
Proceeds, before expenses, to selling shareholders ..........    $ 32.115       $ 118,615,692.71

     The underwriters may, under certain circumstances, purchase up to an additional 674,020 shares from MedQuist at the initial public offering price less the underwriting discount.

                             --------------------
     The underwriters expect to deliver the shares against payment in New York, New York on May 3, 1999.


Goldman, Sachs & Co.

                 BancBoston Robertson Stephens

                                   Donaldson, Lufkin & Jenrette


                                                   Volpe Brown Whelan & Company

                             --------------------

                        Prospectus dated April 27, 1999.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                              PROSPECTUS SUMMARY

     The following summary highlights information contained elsewhere in this prospectus. Because this is a summary, it is not complete and does not contain all of the information that you should consider before investing in the common stock. You should read the entire prospectus carefully. Unless stated otherwise, the information in this prospectus assumes no exercise of the underwriters' option to purchase additional shares from MedQuist.


                                   MedQuist

       MedQuist is the leading national provider of medical transcription services, a key component in the provision of healthcare services. Transcription is the process by which dictation is converted into an electronic medical report. The timely production of accurate reports is necessary for patient care and for healthcare providers to receive reimbursement. Through our approximately 6,000 transcriptionists, proprietary software, sophisticated digital dictation equipment and ability to interface with healthcare providers' computer systems, we provide customized solutions to shorten our customers' billing cycles and reduce their overhead and other administrative costs. We serve approximately 2,300 clients nationwide through our 77 client service centers.

       As a result of internal growth and acquisitions, our revenue has increased from $61.5 million in 1996 (before restatements for acquisitions accounted for as pooling of interests) to $271.7 million in 1998. In December 1998, we acquired The MRC Group, Inc. adding approximately 500 clients and 2,400 experienced medical transcriptionists. MRC had revenue of approximately $108.0 million for the year ended December 31, 1997. Our experienced management team and operating structure have enabled us to improve our operating margins. Our growth has enabled us to take advantage of efficiencies such as a larger network of transcriptionists and increased negotiating power with our vendors, including telecommunication providers.

       We believe that the demand for outsourced medical transcription services will increase due to:

       o continued consolidation among healthcare service providers;

       o increased need for a diverse group of healthcare providers to communicate and share medical data;

       o increased importance of reducing overall healthcare costs; and

       o increased focus of government agencies on detecting fraud and abuse in the billing practices of healthcare providers.

       Our objective is to maintain our position as the leading national provider of medical transcription services and to enhance that position as the information needs of healthcare providers continue to expand and evolve. Our strategy contains five major initiatives. First, we will continue to focus on increasing sales to our existing clients, including both medical records departments and other departments of hospitals. Second, we will pursue new clients, including additional hospital departments and non-hospital healthcare companies. Third, we will continue to focus on improving the profitability of our business by spreading the fixed portion of our overhead over a growing revenue base. Fourth, we will pursue strategic relationships with companies that provide new technologies or relationships that can enhance the services we provide to our clients. Fifth, we will continue to pursue acquisitions that will expand our client base, network of qualified transcriptionists and geographic presence.

       MedQuist was incorporated in New Jersey in 1984 and reorganized in 1987. Our executive offices are located at Five Greentree Centre, Suite 311, Marlton, New Jersey 08053 and our telephone number is (609) 596-8877.

                                 The Offering


Common stock offered by MedQuist .........................      800,000 shares
Common stock offered by the selling shareholders .........    3,693,467 shares
                                                             ------------------
Total shares offered .....................................    4,493,467 shares
                                                             ==================
Common stock outstanding after the offering ..............   34,972,150 shares

Use of Proceeds...........   We will receive net proceeds from the offering of
                             common stock of approximately $25.6 million and we intend to use the net proceeds for working capital and general corporate purposes, including acquisitions. If our recently-announced acquisition of Lanier Transcription Services is completed as expected, we intend to fund a substantial portion of the $35 million purchase price with the net proceeds of this offering.

                             MedQuist will not receive any proceeds from the sale of common stock by the selling shareholders.

Risk Factors..............   An investment in the common stock involves
                             substantial risks. You should carefully read "Risk
                             Factors" beginning on page 6 before buying shares of the common stock.

Nasdaq National
 Market Symbol............   MEDQ

                            Summary Financial Data

       The following financial information is derived from MedQuist's audited financial statements for the years ended December 31, 1996, 1997 and 1998 included in this prospectus, from its audited financial statements for the year ended December 31, 1995, and from its unaudited financial statements for the year ended December 31, 1994. The Company's financial statements have been restated to reflect MedQuist's 1998 acquisitions accounted for as pooling of interests. This information is only a summary and you should read it in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 12, MedQuist's financial statements and related notes and other information that MedQuist has filed with the SEC. See "Where You Can Find More Information" on page 31.



                                                                            Year Ended December 31,
                                                      --------------------------------------------------------------------
                                                                     (In thousands, except per share data)
                                                         1994          1995          1996           1997           1998
                                                      ----------   -----------   -----------   -------------   -----------
Statement of Operations Data:
 Revenue ..........................................    $59,228      $109,657      $152,109       $ 216,158      $271,655
                                                       -------      --------      --------       ---------      --------
 Costs and expenses:
  Cost of revenue .................................     46,873        86,265       118,978         169,235       209,587
  Selling, general and administrative .............      6,184         9,144        11,908          14,362        16,061
  Depreciation ....................................      2,581         5,752         7,372          10,339        12,697
  Amortization of intangible assets ...............        264           896         3,150           5,652         3,757
  Transaction costs and restructuring
   charges ........................................         --           347           644           2,075        18,221
                                                       -------      --------      --------       ---------      --------
   Total operating expenses .......................     55,902       102,404       142,052         201,663       260,323
                                                       -------      --------      --------       ---------      --------
 Operating income .................................      3,326         7,253        10,057          14,495        11,332
 Interest expense (income), net ...................      2,648         4,252         2,049             469          (325)
                                                       -------      --------      --------       ---------      --------
 Income from continuing operations before
  income taxes ....................................        678         3,001         8,008          14,026        11,657
 Income tax provision (benefit) ...................       (529)          640         2,720           5,293         8,472
                                                       -------      --------      --------       ---------      --------
 Income from continuing operations ................      1,207         2,361         5,288           8,733         3,185
 Discontinued operations ..........................      1,612        (1,729)           --              --            --
 Extraordinary item ...............................         --          (545)           --              --            --
                                                       -------      --------      --------       ---------      --------
 Net income .......................................      2,819            87         5,288           8,733         3,185
 Inducement of warrant exercise ...................         --            --          (707)             --            --
                                                       -------      --------      --------       ---------      --------
 Net income available to common
  shareholders ....................................    $ 2,819      $     87      $  4,581       $   8,733      $  3,185
                                                       =======      ========      ========       =========      ========
 Basic income per share:
  Continuing operations ...........................    $  0.12      $   0.23      $   0.22       $    0.28      $   0.10
  Discontinued operations .........................       0.17         (0.17)           --              --            --
  Extraordinary item ..............................         --         (0.05)           --              --            --
  Inducement of warrant exercise ..................         --            --         (0.03)             --            --
                                                       -------      --------      --------       ---------      --------
                                                       $  0.29      $   0.01      $   0.19       $    0.28      $   0.10
                                                       =======      ========      ========       =========      ========
 Diluted income per share:
  Continuing operations ...........................    $  0.12      $   0.22      $   0.20       $    0.26      $   0.09
  Discontinued operations .........................       0.17         (0.16)           --              --            --
  Extraordinary item ..............................         --         (0.05)           --              --            --
  Inducement of warrant exercise ..................         --            --         (0.03)             --            --
                                                       -------      --------      --------       ---------      --------
                                                       $  0.29      $   0.01      $   0.17       $    0.26      $   0.09
                                                       =======      ========      ========       =========      ========

Balance Sheet Data:
                                                                                As of December 31,
                                                      -----------------------------------------------------------------------
                                                                                  (In thousands)
                                                          1994          1995          1996            1997          1998
                                                      --------      --------      --------       ---------      --------
Working capital ...................................    $ 6,453      $ 13,142      $ 33,483       $  36,608      $ 41,852
Total assets ......................................     85,811        91,191       158,551         173,773       187,311
Long-term debt, excluding current portion .........     39,577        23,342         9,964           7,589           215
Shareholders' equity ..............................     12,096        30,572       120,710         131,373       151,186

                                 RISK FACTORS

     An investment in the common stock involves many risks including market, liquidity, credit, operational, legal and regulatory risks. These risks may be substantial and are inherent in the business of MedQuist. You should consider carefully the following information about these risks, together with the other information in this prospectus, before buying shares of common stock.

     If any of the following risks actually occur, our business and prospects could be materially adversely affected, the trading price of our common stock could decline, and you might lose all or part of your investment.

                    Our success depends upon our ability to
                 recruit and retain qualified transcriptionists

       Our success depends, in part, upon our ability to attract and retain qualified transcriptionists who can provide accurate transcription quickly. It can be difficult to recruit and retain qualified transcriptionists. Competition for skilled transcriptionists is intense. In addition, transcriptionist is a skilled position where experience is valuable and we require that our transcriptionists have substantial experience or receive substantial training before being hired.

                   Our growth strategy includes acquisitions

       As part of our growth strategy, we have made, and plan to continue to make, acquisitions of other companies. A portion of our recent growth in revenue is a result of acquisitions of other medical transcription companies. The number of large acquisition candidates is decreasing. As a result, our acquisition activities may not be as significant in the future and our growth rate could decline.

       In addition, if we are successful in pursuing acquisitions, we may need to borrow money or incur other liabilities to finance our acquisition activity. This could limit our financial flexibility. We may also be required to issue additional shares of stock which could result in dilution to our shareholders.

                    We depend on our senior management team

       Our senior management team is crucial to our success. David A. Cohen, our chief executive officer, and John A. Donohoe, our chief operating officer, have 56 years of combined experience in the medical transcription industry.


    New services or products using new technologies could adversely affect the demand for our services

       The introduction of competing services or products incorporating new technologies, such as voice recognition capabilities or other alternative means of data entry, could adversely affect the demand for our services. To maintain our leadership position, we must improve our services to keep pace with technological developments and changes in the marketplace.

                    We depend on a single line of business

       We anticipate that we will continue to derive substantially all of our revenue from providing medical transcription services. A reduction in demand or an increase in competition in the market for our transcription services could have a material adverse effect on our business, financial condition and results of operations.

        Our growth strategy includes the expansion of our customer base

       Our core customer base has been the medical records departments of hospitals. We plan to continue the recent expansion of our client base to include additional outpatient clinics, physician practice groups and direct patient care departments within hospitals. The success of our ongoing expansion is important to our future because we expect an increase in the provision of healthcare services at sites other than hospitals.

If we are not able to maintain our current rate of growth in revenue and earnings, the market price of our common stock could decline

       Our revenue and profits have grown in recent periods as a result of both internal growth and acquisitions. The rate of growth in revenue and profits may decline as a result of a variety of factors, including:

       o our ability to hire and retain transcriptionists;

       o size and timing of acquisitions;

       o integration of acquired businesses into our operations;

       o changes in demand for our services; and

       o competitive conditions in the industry.

       It is possible that our future operating results may be below the expectations of stock market analysts and investors. Any shortfall could cause a decline in the price of our common stock.

       In addition, a decline in the price of our common stock could make it more difficult or expensive for us to acquire companies by issuing common stock.

                     The market price of our common stock
                                may be volatile

       The market price of our common stock has been volatile in the past and may be volatile in the future. Our common stock price may be affected by many factors, including the following:

       o fluctuations in our operating results;

       o acquisitions;

       o technological innovations or new product or service introductions by us or our competitors;

       o government regulations;

       o healthcare legislation and reforms; and

       o general market and economic conditions.

       The stock market in recent years has experienced substantial price and volume fluctuations. This has been accompanied by extreme volatility in the stock prices of healthcare service companies that often has been unrelated to the operating performance of these companies. Similar market activity could adversely affect the market price of our common stock in the future.

 We compete with many others in the market for medical transcription services

       We compete with approximately 1,500 medical transcription service companies in the United States. These companies offer services that are similar to ours and compete with us for both clients and qualified transcriptionists. We also compete with the in-house transcription staffs of our current and potential clients. Increased competition may result in lower prices for our services, higher payroll costs, reduced operating margins and the inability to increase our market share.

       Although many of our competitors are small local or regional companies, several of our competitors are large national companies. These companies include Transcend Services, Inc., Rodeer Systems, Inc., and Lanier Transcription Services, a subsidiary of Harris Corp. In addition, we anticipate increasing competition from other large companies that were not traditionally in the medical transcription business, such as IDX Systems Corporation. Current and potential competitors may have financial, technical and marketing resources that are greater than ours. As a result, competitors may be able to respond more quickly to evolving technological developments or changing customer needs or devote greater resources to the development, promotion or sale of their services than we can.

       In addition, competition may increase due to consolidation of transcription companies. Current and potential competitors may establish cooperative relationships with third parties to increase their ability to attract our current and prospective clients.

A change in law or a challenge to our classification of our at-home transcriptionists may result in additional employment costs, taxes or penalties

       At-home transcriptionists who came to work for MedQuist as a result of our acquisition of MRC and all at-home transcriptionists hired by our MedQuist MRC subsidiary are treated as employees for state tax, benefits, unemployment, federal income tax and social security tax purposes. All other at-home transcriptionists hired by MedQuist are treated as independent contractors for state tax, benefits and unemployment purposes and as statutory employees for federal income tax and social security tax purposes. If there is a change in law or a successful challenge to our position regarding treatment of at-home transcriptionists as independent contractors, we may have to pay or incur additional employment costs, taxes and penalties.

                    Competitors and software providers may
                     claim that we are infringing on their
                              proprietary rights

       Defending these claims, even if they have no merit, can be time-consuming and expensive. In addition, in the event of infringement claims, we may be required to enter into royalty or licensing agreements or cease the claimed infringing activities.

                  We may be subject to liability if we fail to
                    comply with confidentiality requirements

       We are subject to many laws, regulations and contractual provisions that require us to keep the medical information that we transcribe confidential. We may be subject to liability if we fail to comply with confidentiality requirements.

          Our customers and suppliers may not be Year 2000 compliant

       We rely heavily on the computer systems of our customers, suppliers and other organizations such as telephone companies in operating our business. If these systems are not Year 2000 compliant, our business, operating results and financial position could be materially and adversely affected.

                Significant number of shares eligible for future
                   sale could lower the market price for our
                                  common stock

       Sales of large numbers of shares of common stock after the offering, or even the potential of those sales, would likely lower the market price of our common stock. After the offering, we will have 34,972,150 shares of common stock outstanding, substantially all of which will be freely tradeable. In addition, 3,646,376 shares which may be issued upon the exercise of outstanding options may be sold at various times after the offering.

                   Anti-takeover provisions may make it more
               difficult for a third party to acquire control of
                       us and could reduce the amount that
                   shareholders would receive if we are sold

       Anti-takeover provisions contained in New Jersey law and in our charter, bylaws and contracts could make it more difficult for a third party to acquire control of MedQuist, even if that change in control would be beneficial to shareholders. These provisions could reduce the amount that shareholders would receive if we are sold. These anti-takeover provisions include the following:


       o New Jersey law prohibits us from entering into certain business combination transactions with any shareholder that owns 10% or more of our outstanding voting securities, except under limited circumstances.



       o Our charter gives our board of directors the authority to issue shares of preferred stock without shareholder approval. Any preferred stock could have rights, preferences and privileges that could adversely affect the voting power and the other rights of the holders of our common stock.


       o Our charter provides for staggered terms for the members of the board of directors, with each board member serving a three year term.


       o We have entered into severance arrangements with most of our senior management which provide for significant payments upon a change in control.


       o All outstanding options to purchase our stock would become exercisable immediately upon a change in control.


                          FORWARD-LOOKING STATEMENTS

       Some of the information in this prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. These statements express or are based on expectations about future events and generally include forward-looking language such as "will likely result," "may," "are expected to," "is anticipated," "believes," "estimated," "projected," "intends to" or other similar words. Our actual results are likely to differ, and could differ materially, from the results expressed in, or implied by, these forward-looking statements. There are many factors that could cause these forward-looking statements to be incorrect, including but not limited to the risks described above under "Risk Factors". When considering these forward-looking statements, you should keep in mind these risk factors and the other cautionary statements in this prospectus, and should recognize that those forward-looking statements speak only as of the date made. Neither MedQuist nor the underwriters undertakes any obligation to update any forward-looking statement included in this prospectus.

                              RECENT DEVELOPMENTS

                               Lanier Acquisition

       On April 9, 1999, MedQuist entered into an agreement with Lanier Worldwide, Inc. to acquire substantially all of the assets of Lanier Transcription Services, a national provider of medical transcription services located in Atlanta, Georgia. If completed, this acquisition will further expand our client base, network of transcriptionists and geographic presence. During fiscal year 1998, Lanier Transcription Services generated revenue of approximately $25 million, operating through a network consisting of 30 offices and 550 transcriptionists. MedQuist intends to integrate Lanier Transcription Services into MedQuist's existing operations. The purchase price is $35 million. The transaction is expected to be accounted for as a purchase of assets and is expected to close during the second quarter of 1999. The completion of the acquisition is subject to regulatory approval and other customary conditions to closing.


                          First Quarter 1999 Earnings

       On April 21, 1999, MedQuist announced its earnings for the first quarter of 1999. MedQuist reported revenue of approximately $75.7 million in the first quarter of 1999, an increase of 18.4% in revenue over the comparable prior year period. Net income for the first quarter of 1999 was $7.1 million, an increase of 90.7% in net income over the comparable prior year period. Diluted earnings per share increased 81.8% from $0.11 for the comparable prior year period to $0.20 per share for the first quarter of 1999.


                                USE OF PROCEEDS

       We estimate that the net proceeds from our sale of shares of common stock in this offering will be approximately $25.6 million (approximately $47.3 million if the underwriters exercise their option to purchase additional shares in full), after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. MedQuist will not receive any proceeds from the sale of common stock by the selling shareholders.

       We currently intend to use the net proceeds of this offering for working capital and general corporate purposes, including acquisitions. If our recently-announced acquisition of Lanier Transcription Services is completed as expected, we intend to fund a substantial portion of the $35 million purchase price with the net proceeds of this offering.


       Pending such uses, we expect to invest the net proceeds from this offering in government securities and other short-term, investment-grade, interest-bearing instruments.

                MARKET FOR THE COMMON STOCK AND DIVIDEND POLICY

       The common stock is traded on the Nasdaq National Market under the symbol "MEDQ". The following table sets forth the high and low reported prices for the common stock for the last two fiscal years and for the first and second quarters of 1999. The bid quotations for the Nasdaq National Market reflect inter-dealer prices, do not include retail mark-ups, mark-downs or commissions and may not necessarily reflect actual transactions.



                                                  High          Low
                                               ----------   ----------
1997
 First Quarter .............................  $  9.33      $  7.17
 Second Quarter ............................    10.42         6.33
 Third Quarter .............................    12.00         9.33
 Fourth Quarter ............................    17.56        10.81
1998
 First Quarter .............................  $ 19.56      $ 15.00
 Second Quarter ............................    29.38        17.63
 Third Quarter .............................    33.00        20.50
 Fourth Quarter ............................    40.00        21.75
1999
 First Quarter .............................  $ 39.00      $ 25.25
 Second Quarter (through April 27) .........    36.38        25.56


       The above noted bid quotations reflect a three for two stock split effected on September 9, 1997 and a two for one stock split effected on June 15, 1998.

       On April 27, 1999 the closing sale price for the common stock, as reported on the Nasdaq National Market, was $34.125 per share.

       We have never declared or paid any cash dividends on our capital stock. We expect to retain any future earnings to fund operations and the continued development of our business and, therefore, do not anticipate paying any cash dividends in the foreseeable future. In addition, our agreements with our senior lender restrict the payment of dividends.

                                CAPITALIZATION

       The table below sets forth our capitalization as of December 31, 1998 on an actual basis and as adjusted to reflect our sale of 800,000 shares of common stock in the offering at an initial public offering price of $33.625 per share after deducting underwriting discounts and commissions and estimated offering expenses payable by us. This table should be read in conjunction with our consolidated financial statements and the other financial information included in this prospectus.


                                                                            As of December 31, 1998
                                                                          ---------------------------
                                                                             Actual       As Adjusted
                                                                          ------------   ------------
                                                                          (In thousands, except share
                                                                                     data)
Long-term debt, excluding current portion .............................     $    215       $    215
                                                                            --------       --------
Shareholders' equity:
 Common stock, no par value, 60,000,000 shares authorized,
   33,258,000 shares issued and outstanding (actual), and
   34,258,000 shares issued and outstanding (as adjusted) (1) .........           --             --
 Additional paid-in capital ...........................................      136,603        162,237
 Retained earnings ....................................................       14,536         14,536
 Unrealized gain on marketable securities .............................          585            585
 Deferred compensation ................................................         (538)          (538)
                                                                            --------       --------
   Total shareholder's equity .........................................      151,186        176,820
                                                                            --------       --------
    Total capitalization ..............................................     $151,401       $177,035
                                                                            ========       ========

------------
(1) Excludes approximately 4,433,000 shares of common stock which may be issued upon exercise of options outstanding as of December 31, 1998, and an additional 273,000 shares of common stock reserved for issuance upon exercise of options that may be granted in the future. As of December 31, 1998, the weighted average exercise price of all outstanding options was approximately $12.00 per share.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                                   Overview


       We are the leading national provider of medical transcription services. Our fees are based primarily on contracted rates with our customers. We recognize revenue when we render services and deliver reports to our customers. Cost of revenue consists of all direct costs associated with providing transcription related services, including payroll, telecommunications, repairs and maintenance, rent and other direct costs. Most of our cost of revenue is variable. Selling, general and administrative expenses include costs associated with our senior executive management, marketing, accounting, legal and other administrative functions. Selling, general and administrative expenses are mostly fixed, but include certain variable components.


       From 1995 through 1998, we completed 18 acquisitions. Five acquisitions completed in 1998, including the acquisition of MRC, were accounted for as pooling of interests. Four of these 1998 acquisitions were material and, accordingly, we restated our financial statements.

       On December 10, 1998, MedQuist acquired MRC through the issuance of approximately 8.61 million shares of the Company's common stock. We believe that the MRC acquisition will enable us to better utilize crucial resources and reduce corporate overhead by combining accounting, legal and human resources. Further, the additional 2,400 transcriptionists should permit a more efficient workflow and faster customer service. In 1997, MRC's revenue and operating income, before its restructuring charge, were $108.0 million and $1.2 million, or 1.1% of its revenue. MedQuist's operating income, before restating for its pooling of interests acquisitions, was 14.1% of revenue in 1997. We believe that, over time, the operating margins of the combined company will continue to improve and approach levels comparable to MedQuist's historical performance as a stand-alone company.


                             Results of Operations

       The following table sets forth, for the periods indicated, certain financial data as a percentage of revenue, as restated for our acquisitions accounted for as a pooling of interests:


                                                                 Year Ended December 31,
                                                         ---------------------------------------
                                                             1996          1997          1998
                                                         -----------   -----------   -----------
Revenue ..............................................   100.0%        100.0%        100.0%
                                                         ------        ------        ------
Costs and expenses:
 Cost of revenue .....................................    78.2          78.3          77.2
 Selling, general and administrative .................     7.8           6.6           5.9
 Depreciation ........................................     4.9           4.8           4.7
 Amortization of intangible assets ...................     2.1           2.6           1.4
 Transaction costs and restructuring charges .........     0.4           1.0           6.7
                                                         ------        ------        ------
Operating income .....................................     6.6           6.7           4.1
Interest income (expense), net .......................   ( 1.4)        ( 0.2)          0.1
                                                         ------        ------        ------
Income before income taxes ...........................     5.2           6.5           4.2
Income tax provision .................................     1.8           2.5           3.1
                                                         ------        ------        ------
Net income ...........................................     3.4%          4.0%          1.1%
                                                         ======        ======        ======

                       ---------------------------------
Year Ended December 31, 1998 Compared to
 Year Ended December 31, 1997

       Revenue. Revenue increased 25.7% from $216.2 million in 1997 to $271.7 million in 1998. The $55.5 million increase as compared to 1997 was composed of $43.5 million from internally generated growth and $12.0 million from acquisitions accounted for as purchase transactions.

       Cost of Revenue. Cost of revenue increased 23.9% from $169.2 million in 1997 to $209.6 million in 1998 and was directly related to the increase in revenue. As a percentage of revenue, cost of revenue decreased from 78.3% in 1997 to 77.2% in 1998 due primarily to the improved direct margins of MRC's business in 1998 versus 1997.

       Selling, General and Administrative. Selling, general and administrative expenses increased 11.8% from $14.4 million in 1997 to $16.1 million in 1998. The increase was due primarily to increased administrative costs to support the increase in revenue, in addition to increased technology development costs. This increase was partially offset by decreased marketing costs at MRC. As a percentage of revenue, selling, general and administrative expenses decreased from 6.6% in 1997 to 5.9% in 1998. The percentage decrease was due primarily to our ability to spread the fixed portion of our overhead over a larger revenue base.


       Depreciation. Depreciation increased 23.3% from $10.3 million in 1997 to $12.7 million in 1998. The increase in depreciation was a result of increased capital expenditures to support the growth in revenue. As a percentage of revenue, depreciation remained relatively constant at 4.7% in 1998 compared to 4.8% in 1997.


       Amortization. Amortization of intangible assets was $5.7 million in 1997 compared to $3.8 million in 1998. The amount in 1997 includes amortization of noncompete agreements from prior business acquisitions that were fully amortized in late 1997.


       Interest. We had interest expense of $469,000 in 1997 and interest income of $325,000 in 1998. We repaid a significant portion of our debt in 1997 and invested a portion of our excess cash in 1998.


       Transaction Costs and Restructuring Charges. In 1998, we (1) incurred $11.0 million of transaction costs associated with pooling of interests business combinations, (2) incurred $682,000 of transaction costs related to MRC's terminated initial public offering and (3) recorded a $6.5 million restructuring charge associated with the MRC acquisition. Generally, transaction costs are not deductible for federal income tax purposes.


       As of December 31, 1998, $10.5 million of transaction costs associated with the pooling of interests acquisitions had been paid, with $500,000 included in accrued expenses for payments scheduled to be made in 1999.


       In June 1998, MRC filed a registration statement for an initial public offering that was terminated in September 1998 upon signing the merger agreement with the Company. All transaction costs related to MRC's terminated initial public offering were paid in 1998.

       In December 1998, our board of directors approved a restructuring plan associated with the MRC acquisition. In connection with the plan, we recorded a $6.5 million charge, of which $3.8 million related to non-cancelable lease obligations on duplicate facilities, $1.6 million related to employee severance and $1.1 million related to contract cancellations and other exit costs. We expect to complete the restructuring in 1999. As of December 31, 1998, $567,000 of the employee severance and $410,000 in other restructuring costs had been paid. At December 31, 1998, $5.6 million was included in accrued expenses related to the restructuring.

       In 1997, MRC incurred a restructuring charge of $2.1 million related to the closure and consolidation of less profitable or redundant client service centers and other non-recurring acquisition and integration costs incurred in connection with MRC's acquisition of Medical Records Corp. As of December 31, 1998, $1.2 million related to closed facility leases remained in accrued expenses.


                    Year Ended December 31, 1997 Compared to
                          Year Ended December 31, 1996


       Revenue. Revenue increased 42.1% from $152.1 million in 1996 to $216.2 million in 1997. The $64.1 million increase as compared to 1996 was composed of $53.1 million from internally generated growth and $11.0 million from acquisitions accounted for as purchase transactions.

       Cost of Revenue. Cost of revenue increased 42.2% from $119.0 million in 1996 to $169.2 million in 1997. This increase was directly related to the increase in revenue. As a percentage of revenue, cost of revenue remained relatively constant at 78.3% in 1997 as compared to 78.2% in 1996.

       Selling, General and Administrative. Selling, general and administrative expenses increased 21.0% from $11.9 million in 1996 to $14.4 million in 1997. The increase was due primarily to increased administrative costs to support the increase in revenue, in addition to increased marketing costs and technology development costs incurred by MRC. As a percentage of revenue, selling, general and administrative expenses decreased from 7.8% in 1996 to 6.6% in 1997. The percentage decrease was due primarily to our ability to spread the fixed portion of our overhead over a larger revenue base.


       Depreciation. Depreciation increased 39.2% from $7.4 million in 1996 to $10.3 million in 1997. The increase in depreciation was a result of capital expenditures made to support the growth in revenue. As a percentage of revenue, depreciation remained relatively constant at 4.8% in 1997 compared to 4.9% in 1996.


       Amortization. Amortization of intangible assets was $5.7 million in 1997 as compared to $3.2 million in 1996. The increase in 1997 was attributable to the acquisitions made in 1996 and 1997 accounted for as purchase transactions.


       Interest. Interest expense decreased from $2.0 million in 1996 to $469,000 in 1997. The decrease in 1997 was primarily related to the payment of our senior term loans, reduced borrowings under our revolving credit facility and the payment of the cash portion of the deferred purchase price on May 30, 1996 for our 1994 acquisition of Transcriptions, Ltd. This deferred purchase price was paid using a portion of the proceeds from our 1996 common stock offering. In 1996 we recorded $640,000 of non-cash imputed interest expense associated with the Transcriptions, Ltd. deferred purchase price.


       Restructuring Charges. MRC incurred restructuring charges of $2.1 million in 1997 and $644,000 in 1996. These charges were related to the closure and consolidation of less profitable or redundant facilities. In addition, the 1997 restructuring charge included other acquisition and integration costs incurred in connection with MRC's acquisition of Medical Records Corp.


                        Liquidity and Capital Resources


       At December 31, 1998, we had working capital of $41.9 million, including $15.9 million of cash and cash equivalents, and no outstanding bank debt. During 1998, our operating activities provided cash of $22.9 million and during 1997, our operating activities provided cash of $21.4 million. Our cash flow from operating activities is generated primarily from our net income before depreciation and amortization, partially offset by increases in accounts receivable. In 1998, the increase in operating cash flow was also affected by increased accrued expenses, primarily related to the restructuring charge.


       During 1998, we used cash for investing activities of $15.9 million, consisting primarily of $14.0 million of capital expenditures. In addition, we generated $4.0 million in cash from sales of short-term investments and used $4.4 million for the acquisition of three transcription businesses accounted for under the purchase method. In addition, we paid $1.4 millon to a dissenting shareholder in connection with the Signal acquisition. During 1997, we used cash for investing activities of $18.4 million, consisting primarily of $13.7 million of capital expenditures. In addition, in 1997 we generated $1.0 million in cash from sales of short-term investments and used $5.6 million for the acquisition of eight transcription businesses accounted for under the purchase method.


       During 1998, cash used in financing activities was $5.5 million, consisting primarily of $10.0 million of debt repayments and $1.0 million of distributions to former stockholders of acquired S-corporations, offset by $5.5 million in proceeds from the issuance of common stock, including option and warrant exercises and sales in connection with employee benefit plans. During 1997, cash used in financing activities was $3.5 million, consisting primarily of $3.8 million of debt repayments, $1.1 million of shareholder distributions to former stockholders of acquired S-corporations, and $676,000 to purchase and retire common stock, offset by $2.0 million in proceeds from the issuance of common stock, including option and warrant exercises and sales in connection with employee benefit plans.


       We have a borrowing facility with Chase Manhattan Bank. The Chase facility provides for a $10.0 million senior unsecured revolving credit facility expiring April 23, 2000. The Chase facility bears interest at resetting rates selected by the Company from various alternatives. The interest rate alternatives are either (1) the greater of (a) the prime rate, (b) the federal funds rate plus 0.5%, and (c) the bank's certificate of deposit rate plus 1%, or (2) LIBOR plus 0.75%. The Chase facility also allows us to finance up to 100% of any acquisitions of companies that are in the business of providing transcriptions-related services. The financing of these acquisitions may be carved out of the Chase facility and amortized over five-year periods (20 consecutive quarters). Each acquisition term loan that is created would permanently reduce the remaining Chase facility commitment by a like amount.

       We can use the Chase facility for working capital and general corporate purposes. If any amounts under the Chase facility are repaid, other than acquisition term loans, we may reborrow such amounts. The Chase facility includes financial and other covenants applicable to us, including limitations on capital expenditures and dividends. As of the date of this prospectus, we had no outstanding borrowings under the Chase facility.

       We believe that cash flow generated from operations and borrowing capacity under the Chase facility will be sufficient to meet our current working capital and capital expenditure requirements. We expect capital expenditure requirements to be consistent with prior years as a percentage of revenue in 1999.

                             Year 2000 Compliance

       We are aware of the issues associated with the programming code in existing computer systems as 2000 approaches. The Year 2000 problem is pervasive and complex as virtually every computer operation will be affected in some way by the rollover of the two digit year value to 00. The issue is whether computer systems will recognize date sensitive information when the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data or cause a system to fail. We rely on our systems in operating and monitoring all aspects of our business. We also rely on the external systems of our customers, suppliers, telecommunication carriers, utilities and other organizations with which we do business.

       We have approached the Year 2000 problem in the following manner:

       o assessing, correcting and testing our internal systems;

       o obtaining assurance or information on the state of Year 2000 readiness of our material clients and suppliers; and

       o developing contingency plans, when practical, to address expected Year 2000 failures.

A discussion of each of these areas follows.

       Internal Systems. In 1998, we conducted an assessment of our internal systems. This assessment covered embedded computer chips, computer software, computer hardware, telephones, communications equipment, facsimile equipment, scanners, copiers and voice recording systems which we own and were able to identify as critical to our ability to provide services to our clients. The assessment identified a variety of software and hardware issues that we needed to address to be prepared for 2000. Some of these issues include the need to:

       o upgrade or modify the BIOS (programs which allow personal computers to run) on some of our PCs (or replace the PC);

       o modify some of our server operating systems;

       o reset the dates or modify some of our voice capture systems;

       o modify the date fields of some of our interfaces;

       o upgrade the version level of the transcription software of some of our users and clients;

       o accelerate the conversion of some clients from outdated software applications to compliant software applications; and

       o upgrade some of the financial systems.

       June 30, 1999 is our internal target for rectifying Year 2000 issues for all mission critical applications. From July 1 to December 31, 1999, we plan to retest critical systems and evaluate non-critical applications for potential Year 2000 compliance issues.

       Clients and Suppliers. We also have exposure to Year 2000 problems that may be experienced by others. These risks include the inability to exchange electronic data and the risk of disruptions and failures of persons with whom we do business or on whom we or our clients rely. Our business interacts with or depends on the systems of clients, suppliers, telecommunication carriers, utilities, vendors, financial institutions and others. If we are not able to exchange information electronically with our clients and transcriptionists our business may be materially impacted. For example, our business relies heavily on telephone services. If phone service is lost, we will be unable to provide services until phone service is restored or contingency plans can be put in place.

       If our clients, suppliers, vendors and financial institutions are not Year 2000 compliant, there may be a material disruption to their businesses. These disruptions could negatively impact us in many ways, including:

       o a client may be unable to pay us;

       o a financial institution may be unable to process checks drawn on our bank accounts, accept deposits or process wire transfers;

       o vendor deliveries of computer equipment and other supplies may be delayed or cease;

       o voice and data connections we use to share information may be interrupted; and

       o brokers who make a market in our stock may not be able to trade our stock.

       This list is not comprehensive. Other interruptions to our normal business activities may occur, the nature and extent of which we cannot foresee. In an effort to minimize the exposure to such third party Year 2000 problems, we have initiated a process of obtaining written assurances from these third parties that they will be Year 2000 compliant. Based on the response we receive from the third parties, we are identifying the associated risks to our business and making necessary changes.

       Contingency Plans. We are developing Year 2000 contingency plans where practical. These plans address alternatives to electronic processing of medical information, payroll, vendor payments, cash receipts from clients and communicating without e-mail. These plans include identifying alternative sources of goods and services and performing certain tasks manually. For example, these contingency plans include requiring physicians to dictate into hand held devices, delivering tapes from these devices to transcriptionists and printing paper copies of reports to be delivered to clients.

       In some situations, however, it is impractical to have an effective contingency plan. For example, a failure of our primary banking institution may interrupt our cash receipts and our ability to pay our employees and vendors in a timely manner. Our contingency plan may call for paying employees in cash, but may not be practical due to the amount of cash involved, the number of locations and the number of individuals to be paid. The number of Year 2000 failures we suffer may exceed our ability to address them all at one time. In addition, significant Year 2000 failures by third parties, including clients, may jeopardize our financial strength. In severe circumstances, our ability to continue as a going concern may be threatened or we may fail. We believe, however, that we are taking reasonable and prudent steps to address the Year 2000 problem based on information currently available to us. We will continue to monitor this issue and plan to modify our approach if we believe the circumstances warrant such a change.

       Based on the information available to date, we expect to incur approximately $200,000 in expense to correct operational problems such as BIOS fixes. We also believe we will incur approximately $1.2 million to replace and upgrade voice capture systems, which will be capitalized and depreciated over their estimated useful lives of five years.

                         Quantitative And Qualitative
                         Disclosure About Market Risk

       We generally do not use derivative financial instruments in our investment portfolio. We make investments in instruments that meet credit quality standards, as specified in our investment policy guidelines; the policy also limits the amount of credit exposure to any one issue, and type of instrument. We do not expect any material loss with respect to our investment portfolio.

       The following table provides information about our investment portfolio at December 31, 1998. For investment securities, the table presents principal amounts and related weighted average interest rates (dollars in thousands).


Cash and cash equivalents ...............   $15,936
 Average interest rate ..................       4.0%
Warrant investment ......................   $   900
 Average interest rate ..................        --
Total portfolio .........................   $16,836
 Weighted average interest rate .........       3.8%

       The majority of our debt obligations were repaid in February 1999. Remaining obligations consist primarily of relatively insignificant capital lease obligations that mature through 2002.


                                   Inflation

       We believe that the effects of inflation and changing prices generally have not had a material adverse effect on our results of operations or financial condition.

                                   BUSINESS

       MedQuist is the leading national provider of medical transcription services, a key component in the provision of healthcare services. Transcription is the process by which dictation is converted into an electronic medical report. The timely production of accurate reports is necessary for patient care and for healthcare providers to receive reimbursement. Through our approximately 6,000 transcriptionists, proprietary software, sophisticated digital dictation equipment and ability to interface with healthcare providers' computer systems, we provide customized solutions to shorten our customers' billing cycles and reduce their overhead and other administrative costs. We serve approximately 2,300 clients nationwide through our 77 client service centers.

       As a result of internal growth and acquisitions, our revenue has increased from $61.5 million in 1996 (before restatements for acquisitions accounted for as pooling of interests) to $271.7 million in 1998. Our experienced management team and operating structure have enabled us to improve our operating margins. Our growth has enabled us to take advantage of efficiencies such as a larger network of transcriptionists and increased negotiating power with our vendors, including telecommunication providers.


                              Recent Developments

       On December 10, 1998, MedQuist acquired The MRC Group, Inc. in a pooling of interests transaction issuing approximately 8.61 million shares of common stock. MRC, now a subsidiary of MedQuist, serves approximately 500 clients and employs approximately 2,400 experienced medical transcriptionists. For the year ended December 31, 1997, MRC had revenue of approximately $108.0 million.

       We believe that the MRC acquisition will enable us to better utilize key resources. In addition to the reduction of corporate overhead costs by combining accounting, legal and human resources, the addition of transcriptionists will permit a more efficient workflow and faster customer service. In 1997, MRC's operating income, before its restructuring charge, was 1.1% of total revenue while MedQuist's operating income, before restating for the pooling of interests acquisitions, was 14.1% of total revenue. We believe that, over time, the operating margins of the combined company will continue to improve and approach levels comparable to MedQuist's historical performance as a stand-alone company.

                                    History

       MedQuist was incorporated in New Jersey in 1984 and reorganized in 1987 as a group of out-patient healthcare businesses affiliated with a non-profit healthcare provider. In May 1994, we acquired our first medical transcription business, Transcriptions, Ltd. By the end of 1995, we had divested all of our non-medical transcription businesses, and through December 31, 1998, we had acquired MRC and 17 other medical transcription companies.

                               Industry Overview

       Medical transcription is the process by which free-form dictated patient information is recorded and converted into a useable format, electronically routed to the appropriate location and added to a patient's medical record. Physicians and other healthcare providers use this information for delivery of patient care. Administrative personnel use the information for billing and other administrative purposes. Accurate and prompt transcribed records are required for reimbursement and to avoid healthcare fraud and abuse penalties. We expect that, as the percentage of medical records that are stored electronically continues to grow, the information management uses for such records will increase.


       The majority of dictated reports are generated within the medical records departments of hospitals. Historically, transcription services were performed by hospital employees and were costly and difficult to manage. Examples of these reports include patient histories, discharge summaries, operative reports and consultation reports. Increasingly, other hospital departments, such as radiology, emergency, oncology, pediatrics and cardiology, are dictating reports to improve delivery of care and administrative functions. Health maintenance organizations, out-patient clinics and physician practice groups are also expanding their use of transcribed medical reports.

       We believe the market for outsourced transcription services will expand due in part to the following trends:

       Consolidation. As healthcare providers consolidate and increase in size, their information management needs become more complex and they increasingly require larger and more sophisticated vendors.

       Connectivity. The exchange of patient information and the delivery of patient care must be coordinated among many entities, including physicians, hospitals and managed care companies. Increasingly, healthcare organizations are centralizing patient data into an accessible system creating economies of scale to reduce overall healthcare costs and to improve the efficient delivery of patient care. Accurate medical transcription and distribution and storage of transcribed records are critical to such coordination.

       Cost Containment. Outsourcing services in the healthcare industry continues to increase as a means to reduce administrative burdens and fixed costs. Hospitals and other healthcare organizations increasingly are outsourcing their electronic transcription of dictated patient records as their information needs and volume of dictated reports expand. Outsourcing transcription services permits providers:

       o to reduce overhead and other administrative costs;

       o to improve the quality of reports;

       o to access leading technologies without development and investment risk; and

       o to obtain the expertise to implement and manage a system tailored to the providers' specific requirements.

       Compliance. Government agencies are increasingly focused on fraud and abuse in the healthcare industry. For example, under Medicare, providers must submit detailed documentation in order to receive reimbursement. In many instances, providers have been fined and penalized for failing to substantiate claims for reimbursement in an audit. As a result, Medicare, the insurance industry and, in some cases healthcare accreditation organizations, are requiring transcribed reports:

       o to support claims for reimbursement;

       o to facilitate communication between various parts of a healthcare network;

       o to improve the quality and efficiency of patient care; and

       o to maintain a reliable record in the event of malpractice litigation.

                                   Strategy

       Our objective is to maintain our position as the leading national provider of medical transcription services and to enhance that position as the information needs of healthcare providers continue to expand and evolve.

       The key elements of our strategy include the following:

       Expand Existing Client Relationships. We provide most of our transcription services to hospital medical records departments. We will seek to increase our share of transcription services through our close and continuing client relationships as these departments outsource more of their transcription requirements and as the volume of patient records continues to grow. In addition, we will continue to penetrate the direct care departments at hospitals such as radiology, emergency rooms, oncology, pathology, pediatrics and cardiology, within our existing client base. Historically, these departments have not dictated their patient data or outsourced the transcription of their patient data to the same extent as medical records departments.

       Extend Current Client Base. We will continue to extend our base of traditional hospital clients and to pursue additional clients such as health maintenance organizations, out-patient clinics and physician practice groups which we believe will represent a growing percentage of the available market. Based upon input from new clients, we believe that references from our existing client base represent a key component of our sales and marketing efforts.

       Capitalize on Operating Expertise. Our experienced management team and our operating structure have enabled us to consistently improve our operating margins by spreading the fixed portion of our overhead over a growing revenue base. We will focus on continuing to grow our revenue to take advantage of efficiencies such as a larger network of transcriptionists and increased negotiating power with our vendors, including telecommunication providers.

       Pursue Strategic Relationships. We have initiated relationships with developers and end-users of emerging technologies to create enhanced services for our clients. We will continue to incorporate advances in technology to improve the efficiency of our operations, reduce our costs, expand the breadth and functionality of our services and enhance our competitive position.

       Pursue Strategic Acquisitions. The medical transcription industry is highly fragmented with approximately 1,500 providers of outsourced medical transcription services. Most of these are small companies that lack the financial resources or the technological capabilities necessary to provide transcription services nationwide. We will continue to pursue acquisitions that will expand our client base, network of qualified transcriptionists and geographic presence.

                               MedQuist Services

       Through our approximately 6,000 transcriptionists, proprietary software, sophisticated digital dictation equipment and ability to interface with healthcare providers' computer systems, we provide customized solutions to shorten our customers' billing cycles and reduce their overhead and other administrative costs. In addition to hospital medical records departments, our target markets include patient care departments, such as radiology, emergency rooms, oncology, pathology, pediatrics and cardiology departments, health maintenance organizations, physician practice groups and out-patient clinics.


       We record and store free-form medical dictation, transcribe the dictation into reports, and electronically receive, review and distribute final reports to a client. Authorized individuals at multiple locations can access this electronic information when needed for administrative, billing and patient care purposes.


       We have designed our system to enable clients and individual healthcare providers to review the status of particular patient data and transcribed reports at any point in time and to advise us whether the production of a particular report requires acceleration. In addition, our system permits us to monitor our on-time performance, especially with respect to critical reports requiring turnaround times of less than 24 hours.

                      Typical Medical Transcription Process

 (1) A physician identifies himself and dictates the required patient reports using any telephone.

 (2) The dictation is recorded on a digital dictation system located in a MedQuist client service center.

 (3) The transcriptionist, working at home, accesses the dictated voice file. The transcriptionist uses our proprietary software to verify, match and import patient demographic information.

 (4) The transcriptionist transcribes the dictation.

 (5) Finished transcription text files are transferred electronically to the client service center.

 (6) Our software categorizes and records the details of the transcribed document for use by our automatic payroll and billing systems.

 (7) The transcription is subject to our quality assurance program.

 (8) The work is verified against patient demographic information and transferred to the client's system using a variety of interfaces.

 (9) The transcribed report is electronically transferred to the physician for review and signature.

(10) Copies of the report are available for distribution across the provider's network. The work can be transmitted to out-patient clinics and is available for viewing using browser-based technology.

       We serve approximately 2,300 clients through 77 client service centers nationwide. Each client service center is run by a manager who is supported by three additional levels of operating management. Due to the large number of trained transcriptionists and our ability to allocate work among them efficiently, we believe that we are able to reduce the production turnaround times for transcribed medical reports. An in-house staff or small transcription company generally cannot achieve these efficiencies to the extent that we can. Our system provides editing and electronic review capabilities, such as specific reference to pages or clauses to alert clients to potential deficiencies, that increase accuracy and reliability.

       Our system provides flexibility to address individual client needs. We are capable of modifying the system to interface with existing client systems. Our technical staff works closely with our clients, both before and after installation, to develop system modifications and refinements.


                     Medical Transcriptionist Recruitment

       One of the most significant challenges to our continued growth is the successful recruitment and retention of qualified transcriptionists. To address this challenge, we have enhanced our recruitment process, increased training and formed strategic relationships with various schools across the country.

       We have hired a Director of National Recruitment and at least two recruiters in each of our three regional groups. In addition, each client service center has at least one person designated to monitor and manage recruitment efforts.

       Currently, we are experimenting with software that monitors transcriptionist quality and should allow us to implement an accelerated training program so that less experienced transcriptionists can be hired and trained efficiently. In addition, we have established a "Partners in Education" program with adult education programs, vocational technology schools, and colleges offering medical transcription training programs.

                          Sales and Marketing Efforts

       Our existing client base is a key component of our marketing and sales strategy. Based on input from new clients, we believe that new clients have utilized our services in large part due to recommendations and references by our existing national client base. All office managers and operational vice presidents, as well as our senior management, including Mr. Cohen, have sales responsibilities.

       We utilize a consultative sales and marketing approach by establishing a working relationship with our clients through a series of direct meetings with the chief financial officer, health information manager, chief information officer and other key individuals at the client's organization. In this manner, we obtain information concerning the particular needs of a client and educate the client as to how our services can be customized to meet those needs. As part of our marketing efforts, we also advertise in national healthcare trade publications (including those sponsored by the American Health Information Management Association) and participate in industry conventions.

                      Business Partners and Relationships

       We are always evaluating emerging technologies and apply them as appropriate to make our services more reliable, efficient and cost-effective, and to assist our clients in meeting their transcription and document management needs. We have initiated relationships with developers and end-users of emerging technologies, such as voice-recognition, data mining and outcomes analysis and Internet based telecommunications to create value added services for our clients and to participate in the development of the computer based patient record. Our Senior Vice President-New Business Development oversees our strategic partnerships and manages our research and development department that integrates these partnerships into useable product and service offerings. Some of our current business partners and relationships in exploring these emerging technologies are described below.

       WebMD is an Internet-based healthcare network that connects physicians, hospitals, third-party payers, and consumers to a virtual marketplace of medical information, tools, and services. WebMD provides its subscribers with access to our medical transcription services on its website.

       Lernout & Hauspie Speech Products, N.V. is a global leader in advanced speech and language solutions for vertical markets, computers, automobiles, telecommunications, embedded products, consumer goods and the Internet. Lernout & Hauspie is making the speech user interface the keystone of simple, convenient interaction between humans and technology, and is using advanced translation technology to break down language barriers. With Lernout & Hauspie, we have developed a clinical workstation that integrates voice recognition, structured input and free-form dictation.

       Synthesys Technologies, Inc. develops innovative clinical data repository solutions for the healthcare industry. We have a co-marketing agreement with Synthesys to sell Synthesys' data mining and outcomes analysis software to our customer base. The software includes a search engine that provides for analysis of transcribed clinical data.

       MasterChart is a provider of solution-based technology to leading healthcare system providers. Through an agreement with MasterChart, we offer the Physassist Portable Dictation, a hand-held digital recorder; Respond, an Internet document management system; and MasterChart Integration Engine, a message translation, control and monitoring middleware. MasterChart also provides product development and software design services to MedQuist.

                                  MANAGEMENT

     MedQuist's executive officers and directors are as follows:



                                                                                       Year of Term
                                                                                        Expiration
Name                                      Position                                     as Director
---------------------------------------   -----------------------------------------   -------------
David A. Cohen ........................   Chief Executive Officer and Chairman of         1999
                                          the Board
John A. Donohoe, Jr. ..................   President, Chief Operating Officer and          2001
                                          Director
John R. Emery .........................   Senior Vice President, Treasurer and             --
                                          Chief Financial Officer
Ronald F. Scarpone ....................   Senior Vice President, New Business              --
                                          Development
John M. Suender .......................   Senior Vice President, General Counsel           --
                                          and Secretary
Edward L. Samek .......................   Vice Chairman and Director                      1999
Bruce K. Anderson .....................   Director                                        2000
William T. Carson, Jr. (1)(3) .........   Director                                        2001
John T. Casey (2) .....................   Director                                        2001
Richard J. Censits (1) ................   Director                                        2001
James R. Emshoff (1) ..................   Director                                        2000
Terrence J. Mulligan (2) ..............   Director                                        1999
A. Fred Ruttenberg (3) ................   Director                                        2000
R. Timothy Stack (3) ..................   Director                                        2000
Richard H. Stowe ......................   Director                                        2001
John H. Underwood (2) .................   Director                                        1999

-------------------------
(1) Member of Audit Committee

(2) Member of Compensation Committee

(3) Member of Nominating Committee

       David A. Cohen joined MedQuist in May 1994 as President of our Transcriptions, Ltd. subsidiary and has been an executive officer and a director of MedQuist since July 1994, our Chief Executive Officer since November 1995 and Chairman of the Board of Directors since July 1996. Mr. Cohen also served as our President from November 1995 to August 1998. Mr. Cohen joined Transcriptions, Ltd. in 1973 and served as its Chief Executive Officer for more than 15 years.

       John A. Donohoe, Jr. has been a member of the Board of Directors since May 1998. Mr. Donohoe joined MedQuist in May 1994 as Executive Vice President of our Transcriptions, Ltd. subsidiary. Mr. Donohoe became Chief Operating Officer in November 1995 and President in August 1998. Mr. Donohoe was employed by Transcriptions, Ltd. since 1974, serving in numerous management capacities. Mr. Donohoe is a member of the board of directors of the Medical Transcription Industry Alliance.

       John R. Emery has been our Treasurer and Chief Financial Officer since March 1997 and was promoted from Vice President to Senior Vice President in December 1998. Prior to joining MedQuist, Mr. Emery served in various executive positions with Integra LifeSciences Corporation beginning in 1994, most recently as Senior Vice President -- Operations and Finance. From 1987 to 1994, Mr. Emery served in various operational and financial positions with Chemical Waste Management, Inc., an environmental remediation firm.

       Ronald F. Scarpone has been Senior Vice President - New Business Development since

December 1998 and a Vice President of MedQuist since January 1996. Mr. Scarpone joined MedQuist in May 1994 as Vice President -- Information Services. Mr. Scarpone was employed by Transcriptions, Ltd. since 1989 and served as its Vice President of Information Services since September 1993.


       John M. Suender has been our General Counsel and Secretary since September 1992. In December 1998, Mr. Suender was promoted to Senior Vice President. Mr. Suender also serves as our Senior Vice President -- Acquisitions. Prior to joining MedQuist, Mr. Suender was with the law firm of Pepper Hamilton LLP, Philadelphia, Pennsylvania.


       Edward L. Samek has been a director of MedQuist since December 11, 1998 and serves as its Vice Chairman. Prior to our acquisition of The MRC Group, Mr. Samek had been employed at MRC since 1994, most recently as Chairman and Chief Executive Officer. Mr. Samek had also been a director of MRC since 1994. Prior to MRC's December 1994 acquisition of SecrePhone, Ltd., a provider of medical transcription services, Mr. Samek served as SecrePhone's Chairman, President and Chief Executive Officer. Mr. Samek has been President of The Medical Transcription Industry Alliance since 1996.


       Bruce K. Anderson has been a director of MedQuist since December 11, 1998. He was a director of The MRC Group from July 1993 until MRC was acquired by MedQuist on December 10, 1998. Since 1979, Mr. Anderson has been partner of Welsh, Carson, Anderson & Stowe, an investment firm specializing in the acquisition of companies in the information services and health care industries. Mr. Anderson is also Chairman, Chief Executive Officer and a director of AMDOCS Ltd., a software and services company focused on the telephone industry, and a director of several private companies.


       William T. Carson, Jr., a director of MedQuist since January 1991, is currently a business consultant and is Vice Chairman of CIC Investment Co., a capital investment firm. In 1988, he co-founded and became Vice President and corporate secretary of Covenant Bank, Haddonfield, New Jersey, positions he held until January 1998 when Covenant Bank was acquired by First Union Bank. Mr. Carson is also a director of the Coriell Institute of Medical Research, a genetic research firm and a former director of the Rutgers University School of Business.


       John T. Casey, a director of MedQuist since June 1997, has been Chairman and Chief Executive Officer of Physician Reliance Network Inc. since October 1997. PRN is a Dallas-based provider of management facilities, administration and technical support and ancillary services necessary to establish and maintain a fully integrated network of oncology care. Mr. Casey formerly served as President and Chief Executive Officer of American Medical International from 1991 until 1995, when it was acquired by Tenet Healthcare. Prior to that, Mr. Casey was Chief Executive Officer of Samaritan Health Services in Phoenix, Arizona, Methodist Health Services in Memphis, Tennessee, and Presbyterian/St. Luke's Medical Center in Denver, Colorado. From 1995 until September 1997, Mr. Casey served as Chairman and Chief Executive Officer of Intecare.


       Richard J. Censits has been a director of MedQuist since January 1987. Mr. Censits was our Chief Executive Officer from January 1, 1987 until March 1995, and was President of MedQuist until September 1994. He served as the Vice President and Chief Financial Officer of Campbell Soup Company from 1975 to 1986. Mr. Censits currently serves as a director of Checkpoint Systems, Inc. and as a Trustee of the University of Pennsylvania.


       James R. Emshoff has been a director of MedQuist since December 1992. Mr. Emshoff also served as our acting President and Chief Executive Officer from April 1995 through November 1995 and as our Chairman of the Board of Directors from November 1995 through July 1996. Since August 1992, Mr. Emshoff has been the Chairman and Chief Executive Officer of IndeCap Enterprises, Inc., a firm providing consulting services on corporate restructuring issues and venture participation in the outsourcing of management service functions. From February 1991 to August 1992, Mr. Emshoff was Chairman and Chief Executive Officer of Wellesley Medical Management Inc., an owner and operator of primary healthcare centers. From January 1985 to February 1991, Mr. Emshoff was President and Chief Executive Officer of Citicorp Diners Club.


       Terrence J. Mulligan has been a director of MedQuist since May 1996. Mr. Mulligan is currently a management consultant and private investor. Mr. Mulligan had held several senior executive positions with Baxter International, Inc. from 1986 until his retirement in 1996, including Group Vice President, Health Systems, from 1994 to 1996, Group Vice President, Multi-Hospital Systems from 1993 to 1994, and Senior Vice President, Corporate Sales and Marketing from 1988 to 1993. Mr. Mulligan also served on the Senior Management Committee and the Operating Management Committee at Baxter. Mr. Mulligan currently serves as a member of the Board of Visitors of the University of Iowa College of Business Administration, is a past President of the University of Iowa Alumni Association, and currently serves as a Trustee of Lake Forest College. Mr. Mulligan is a member of the Board of Directors of Physician Reliance Network and Physicians Dynamics Inc.

       A. Fred Ruttenberg has been a director of MedQuist since December 1991. Mr. Ruttenberg has, since September 1986, been a partner in the law firm of Blank, Rome, Comisky & McCauley, Cherry Hill, New Jersey, which has acted as special counsel to MedQuist for certain matters.

       R. Timothy Stack has been a director of MedQuist since May 1997. Since 1987, Mr. Stack has been the President and Chief Executive Officer of Borgess Health Alliance, an integrated health delivery and finance system that includes a 469 bed regional referral center, seven community hospitals, two long-term care facilities, financing/risk products, a medical foundation and physician group practices, representing over 1,000 acute care and nursing beds. Prior to joining Borgess, Mr. Stack served as President and Chief Executive Officer of South Side Healthcare System from 1981-1987 and as Senior Vice President and Chief Operating Officer of Central Medical Center and Hospital from 1979-1981.

       Richard H. Stowe has been a director of MedQuist since December 11, 1998. He was a director of The MRC Group from July 1993 until MRC was acquired by MedQuist on December 10, 1998. Mr. Stowe was a partner of Welsh, Carson, Anderson & Stowe from 1979 until January 1999. Mr. Stowe serves on the Board of Directors of The Cerplex Group, Inc., which provides repair and parts distribution services for electronic equipment, and Health Management Systems, Inc., a provider of revenue enhancement services to healthcare providers and payors, New American Healthcare Corporation, a company that services and manages non-urban hospitals, and several private companies.

       John H. Underwood has been a director of MedQuist since July 1994. Mr. Underwood is currently Managing Director with Pfingsten Partners, L.L.C., a firm which originates and manages private equity investments in middle market companies. Prior to joining Pfingsten Partners in December 1996, Mr. Underwood had been, since 1989, a Vice President with Heller Equity Capital Corporation and a Senior Vice President of its parent, Heller Financial, Inc. From 1986 to 1989, Mr. Underwood served as a Vice President of Citicorp North America, Inc. as a member of its leveraged capital group.


                         DESCRIPTION OF CAPITAL STOCK

       MedQuist is authorized to issue up to 60,000,000 shares of common stock. After completion of the offering, MedQuist will have 34,972,150 outstanding shares of common stock and 3,646,376 shares of common stock reserved for issuance upon exercise of options granted under MedQuist's option plans. Holders of common stock are entitled to one vote per share on all matters to be voted upon by the shareholders. Subject to the rights of any preferred stock holders, holders of common stock are entitled to receive such dividends as the Board of Directors may declare in its discretion. In the event of a liquidation, dissolution or winding up of MedQuist, after payment of liabilities and any liquidation preference on any shares of preferred stock then outstanding, the holders of shares of common stock are entitled to a distribution of any remaining assets of MedQuist. Holders of common stock have no cumulative voting or preemptive rights. All outstanding shares of common stock are, and the shares of common stock offered hereby, when issued and paid for, will be fully paid and non-assessable.

       MedQuist is also authorized to issue up to 12,111,975 shares of preferred stock, no par value. Without any further action by the shareholders, our board of directors may issue from time to time the authorized and unissued shares of preferred stock in one or more series, and may determine as to each series the designation and number of shares to be issued and the relative rights, preferences and limitations of the shares of each series, including provisions with respect to voting powers, redemption, conversion, dividend rights and liquidation preferences. The issuance of preferred stock could adversely affect the voting power of the holders of common stock or could have the effect of deterring or delaying any attempt by a person or group to obtain control of MedQuist.


Registration Rights

       Under the terms of a registration rights agreement between MedQuist and the sellers of Transcriptions, Ltd., Mr. Cohen is entitled to incidental registration rights with respect to the resale of up to approximately 1,330,000 shares of his common stock. These registration rights will expire on August 1, 2002. MedQuist is obligated to pay the registration expenses in any such registration unless the registration is initiated by another shareholder. Mr. Cohen has waived the right to include any of his common stock in this offering.



Takeover Protection

       The New Jersey Shareholders Protection Act prohibits, subject to certain exceptions, New Jersey corporations, such as MedQuist, from engaging in any business combination with any interested shareholder for a period of five years following the date that such shareholder becomes an interested shareholder. A business combination includes mergers, asset sales and other transactions that may result in a financial benefit to shareholders. A person will be deemed an interested shareholder if the person, with any affiliate or associate, beneficially owns, directly or indirectly, 10% or more of our outstanding stock. However, if our board of directors approves the business combination or the transaction that results in the shareholder becoming an interested shareholder, then the restrictions do not apply. After the five year waiting period, we could enter into a business combination with an interested shareholder if

       o shareholders holding at least 662/3% of our outstanding stock approve the business combination, or

       o the business combination provides that all shareholders, other than the interested shareholder, get a fair price for their shares.

       This protection does not apply to business combinations with persons who became interested shareholders before

       o the corporation began filing under the Securities Act, or

       o the corporation's securities were traded on a national exchange.

       We have no additional anti-takeover protection other than

       o the ability of the board of directors to issue, from time to time, up to 12,111,975 shares of preferred stock in one or more series without shareholder approval, and

       o the separation of the board of directors into three classes.

       Our option plan, in certain circumstances, provides for the automatic vesting of all outstanding options upon a change in control of MedQuist. A change in control includes a liquidation, a sale of all or substantially all of our assets, an acquisition of MedQuist, the election of a majority of the members of the board of directors as a result of proxy contests within any period of three years, approval of a merger or a tender offer. The ability to accelerate the vesting or exercise of options could be utilized as a method of discouraging, delaying or preventing a change in control of our stock.

       MedQuist has a severance plan for certain executive officers. The plan provides that, under certain circumstances, the termination of covered executives within 12 months after a change in control will trigger payments to the terminated executive that will increase the cost of acquiring MedQuist and that could discourage a change in control of our stock.


Transfer Agent and Registrar


       The transfer agent and registrar for the common stock is American Stock Transfer & Trust Company, New York, New York.

                      PRINCIPAL AND SELLING SHAREHOLDERS

       The following table sets forth certain information regarding beneficial ownership of the common stock as of the date of this prospectus adjusted to reflect the sale of shares offered hereby for

       o each person who is known by us to own beneficially more than five percent of the common stock,

       o each executive officer listed below,

       o each director,


       o all current executive officers and directors as a group, and


       o each selling shareholder.


       The selling shareholders have furnished to us the information set forth below and this information is accurate to the best of our knowledge.

                                                          Shares of Common Stock
                                                         Beneficially Owned Before
Name and Address(2)                                           the Offering(1)
-------------------------------------------------  -------------------------------------
                                                          Number          Percentage(3)
                                                   --------------------  ---------------
 Pilgrim Baxter & Associates, Ltd.(4) ...........        2,371,900              6.9%
  825 Duportial Road
  Wayne, PA 19087
 Welsh, Carson, Anderson & Stowe, VI, LP(5)              3,275,884              9.6
  320 Park Avenue
  Suite 2500
  New York, NY 10022
 David A. Cohen .................................        1,574,723(6)           4.6
 John A. Donohoe, Jr. ...........................          283,279(7)             *
 John R. Emery ..................................           11,034(8)             *
 Ronald F. Scarpone .............................           80,135(9)             *
 John M. Suender ................................           45,079(10)            *
 Bruce K. Anderson ..............................        3,295,301(11)          9.6
 William T. Carson, Jr. .........................          100,570(12)            *
 John T. Casey ..................................           17,685(13)            *
 Richard J. Censits .............................          307,145(14)            *
 James R. Emshoff ...............................          140,795(15)            *
 Terrence J. Mulligan ...........................           32,023(16)            *
 A. Fred Ruttenberg .............................           96,026(17)            *
 Edward L. Samek ................................          615,217(18)          1.8
 R. Timothy Stack ...............................           19,807(19)            *
 Richard H. Stowe ...............................            6,310(20)            *
 John H. Underwood ..............................           21,676(21)            *
 All executive officers and directors as a
   group (16 persons) ...........................        6,646,805(22)         19.5%

Other selling shareholders:
 William Blair Capital Partners V, L.P.(23) .....        1,122,081              3.3
 William Blair & Company, L.L.C. ................          169,613                *
 M. and L. Marcus Family Limited
  Partnership(24) ...............................        1,099,202              3.2
 H. and R. Marcus Family Limited
  Partnership(25) ...............................          649,961              1.9
 John H. Dayani, Sr. ............................          618,891(26)          1.8

                                                                  Shares of Common Stock
                                                    Shares to    Beneficially Owned After
Name and Address(2)                                  be Sold          the Offering(1)
-------------------------------------------------  -----------  ---------------------------
                                                                   Number     Percentage(3)
                                                                -----------  --------------
 Pilgrim Baxter & Associates, Ltd.(4) ...........          --    2,371,900         6.8%
  825 Duportial Road
  Wayne, PA 19087
 Welsh, Carson, Anderson & Stowe, VI, LP(5)         1,500,000    1,775,884         5.1
  320 Park Avenue
  Suite 2500
  New York, NY 10022
 David A. Cohen .................................          --    1,574,723         4.5
 John A. Donohoe, Jr. ...........................          --      283,279           *
 John R. Emery ..................................          --       11,034           *
 Ronald F. Scarpone .............................          --       80,135           *
 John M. Suender ................................          --       45,079           *
 Bruce K. Anderson ..............................          --    1,795,301         5.1
 William T. Carson, Jr. .........................          --      100,570           *
 John T. Casey ..................................          --       17,685           *
 Richard J. Censits .............................          --      307,145           *
 James R. Emshoff ...............................          --      140,795           *
 Terrence J. Mulligan ...........................          --       32,023           *
 A. Fred Ruttenberg .............................          --       96,026           *
 Edward L. Samek ................................     180,387      434,830         1.2
 R. Timothy Stack ...............................          --       19,807           *
 Richard H. Stowe ...............................          --        6,310           *
 John H. Underwood ..............................          --       21,676           *
 All executive officers and directors as a
   group (16 persons) ...........................   1,680,387    4,966,418        14.2

Other selling shareholders:
 William Blair Capital Partners V, L.P.(23) .....     350,000      772,081         2.2
 William Blair & Company, L.L.C. ................     169,613            0           0
 M. and L. Marcus Family Limited
  Partnership(24) ...............................     750,000      349,202         1.0
 H. and R. Marcus Family Limited
  Partnership(25) ...............................     500,000      149,961           *
 John H. Dayani, Sr. ............................     243,467      375,424         1.1

* Less than 1%.

 (1) Beneficial ownership is determined in accordance with the rules of the Commission, and includes voting or investment power with respect to the shares beneficially owned. Shares of common stock subject to options or warrants currently exercisable within 60 days after the date of this prospectus are deemed outstanding for computing the percentage ownership of the person holding such options or warrants but are not deemed outstanding for computing the percentage ownership of any other person.

 (2) Except where otherwise noted, the address of all persons listed is c/o MedQuist Inc., Five Greentree Centre, Suite 311, Marlton, New Jersey 08053.

 (3) Applicable percentage of ownership as of the date of this prospectus is based upon 34,172,150 shares of common stock outstanding before the offering and 34,972,150 shares of common stock outstanding after the offering, and does not reflect purchases of common stock in the offering.

 (4) Reflects information set forth in a Schedule 13G filed by Pilgrim, Baxter & Associates, Ltd.

 (5) The general partners of WCAS VI are Patrick I. Welsh, Russell L. Carson, Andrew M. Paul, Thomas E. McInerney, Laura van Buren, James B. Hoover, Bruce K. Anderson, Robert A. Minicucci, Anthony J. de Nicola, and Paul B. Queally.

 (6) Includes 246,000 shares of common stock issuable upon the exercise of options granted to Mr. Cohen. Mr. Cohen owns 1,328,116 shares jointly with his spouse.

 (7) Includes 169,392 shares of common stock issuable upon the exercise of options granted to Mr. Donohoe and 41,000 shares of common stock owned by Mr. Donohoe's children.

 (8) Includes 11,000 shares of common stock issuable upon the exercise of options granted to Mr. Emery.

 (9) Includes 59,088 shares of common stock issuable upon the exercise of options granted to Mr. Scarpone.

(10) Includes 27,000 shares of common stock issuable upon the exercise of options granted to Mr. Suender.

(11) Includes 3,275,884 shares of common stock held by WCAS, VI and 455 shares issuable under MedQuist's Deferred Compensation Plan for Non-Employee Directors (the "Deferred Stock Plan"). Mr. Anderson disclaims beneficial ownership of WCAS, VI shares except to the extent of his pecuniary interest therein. Mr. Anderson's decrease in beneficial ownership reflects the sale of shares being sold by WCAS, VI. Mr. Anderson is not selling any shares individually.

(12) Includes 55,000 shares of common stock issuable upon the exercise of options granted to Mr. Carson and 28,700 shares of common stock held for Mr. Carson's benefit in individual retirement accounts.

(13) Includes 15,000 shares of common stock issuable upon the exercise of options granted to Mr. Casey and 2,685 shares issuable under the Deferred Stock Plan.

(14) Includes 6,000 shares issuable upon the exercise of options granted to Mr. Censits and 201,300 shares of common stock owned by Mr. Censits' spouse.

(15) Includes 101,806 shares of common stock issuable upon the exercise of options granted to Mr. Emshoff and 3,231 shares issuable under the Deferred Stock Plan.

(16) Includes 24,000 shares of common stock issuable upon the exercise of options granted to Mr. Mulligan and 5,023 shares issuable under the Deferred Stock Plan.

(17) Includes 79,200 shares of common stock issuable upon the exercise of options granted to Mr. Ruttenberg and 7,828 shares issuable under the Deferred Stock Plan.

(18) Includes 268,795 shares of common stock issuable upon the exercise of options granted to Mr. Samek.

(19) Includes 15,000 shares of common stock issuable upon the exercise of options granted to Mr. Stack and 814 shares issuable under the Deferred Stock Plan.

(20) Includes 455 shares issuable under the Deferred Stock Plan.

(21) Includes 15,000 shares of common stock issuable upon the exercise of options granted to Mr. Underwood and 3,673 shares issuable under the Deferred Stock Plan.

(22) Includes 1,086,281 options granted to directors and executive officers, 24,164 shares issuable under the Deferred Stock Plan and 3,275,884 shares beneficially owned by WCAS, VI. See Note 5 above.

(23) The general partner of William Blair Capital Partners V, L.P. is William Blair Capital Partners, LLC. The members of William Blair Capital Partners, LLC are William Blair & Company, L.L.C., Wilblairco Associates, Ellen Carnahan, David G. Chandler, James M. Denny, Samuel B. Guren, Edgar
     D. Jannotta, Edgar D. Jannotta, Jr., Ian M. Larkin, Timothy M. Murray, Gregg S. Newmark, Lawrence I. Shagrin, and Thomas C. Theobold.

(24) The 1991 L.W. Marcus Living Trust is the general partner of the M. and L. Marcus Family Limited Partnership. Lois W. Marcus is the sole trustee of the 1991 L.W. Marcus Living Trust. Mrs. Marcus is the wife of Martin H. Marcus.

(25) The Herbert L. Marcus Living Trust is the general partner of the H. and R. Marcus Family Limited Partnership. Herbert L. Marcus is the sole trustee of the Herbert L. Marcus Living Trust.

(26) Includes 90,353 shares of Common Stock issuable upon the exercise of options granted to Mr. Dayani.

                           U.S. TAX CONSEQUENCES TO
                       NON-U.S. HOLDERS OF COMMON STOCK

       The following discussion summarizes certain U.S. federal income and estate tax consequences of the ownership and disposition of common stock by a "non-U.S. holder." You are a "non-U.S. holder" if you are, for United States federal income tax purposes:

       o a non-resident alien individual,

       o foreign corporation,

       o a foreign partnership, or

       o a foreign estate or trust.

       This discussion does not consider the specific facts and circumstances that may be relevant to a particular non-U.S. holder and does not address the treatment of a non-U.S. holder under the laws of any state, local or foreign taxing jurisdiction. The discussion is based on the tax laws of the United States, which include the Internal Revenue Code of 1986, as amended, existing regulations (some of which do not become effective until January 1, 2000), and administrative interpretations and judicial decisions. The tax laws are subject to change, and the changes can be applied on a retroactive basis. You should consult a tax advisor regarding the U.S. federal tax consequences of acquiring, holding and disposing of common stock in your particular circumstances, as well as any tax consequences that may arise under the laws of any state, local or foreign taxing jurisdiction.

                                   Dividends

       If you are a non-U.S. holder of common stock, dividends paid to you before January 1, 2000 will be subject to withholding of United States federal income tax at a 30% rate unless:

       o you are eligible for the benefits of an income tax treaty that provides for a lower rate, or

       o the dividends are "effectively connected" with your conduct of a trade or business in the United States.

       If the dividends are "effectively connected" with your conduct of a trade or business within the United States and you provide us a form 4224 on which you certify that the dividends are "effectively connected" to your U.S. trade or business, no federal income tax will be withheld (unless we know the form is inaccurate). Unless an applicable income tax treaty provides otherwise, the "effectively connected" dividends will be subject to federal income tax at the rates applicable to U.S. resident individuals or domestic corporations.

       If you are a foreign corporation and the dividends are "effectively connected" to your U.S. trade or business, in addition to the corporate income tax, you may, under certain circumstances, be subject to the "branch profits tax." The branch profits tax, to the extent it applies, is generally 30% of the effectively connected income (after reduction for the federal corporate income taxes paid by you on the income). The branch profits tax may be reduced if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

       If the dividends paid on your common stock before January 1, 2000 are paid to an address in a foreign country, and you have not provided us with a form 4224 (claiming that the dividends are effectively connected to your U.S. trade or business), we will assume that the dividend is subject to the 30% withholding tax, or the lower rate provided in the income tax treaty between the United States and the country to which we send the dividend.

       For dividends paid on or after January 1, 2000, you will generally be subject to either the 30% withholding tax described above, or the 31% "back-up" withholding tax (which generally applies only to U.S. persons), unless:

       o you provide us with certification on form w-8 (or its successor form) that you are a foreign person, so that the "back-up" withholding does not apply, or you are a person that is not subject to back-up withholding even if you are a U.S. person (such as a corporation), and, with respect to the 30% withholding tax,

       o you provide us with certification on form w-8 (or its successor form) that the dividends are "effectively connected" to your conduct of a U.S. trade or business (which will require that you have a U.S. Taxpayer Identification Number), or

       o you provide us with certification on form W-8 (or its successor form) that the 30%
          withholding tax should be reduced under an applicable income tax treaty that you are eligible to use. So long as the common stock is traded on a recognized exchange, an individual or corporation does not have to have a U.S. Taxpayer Identification Number to complete this certification.

       If you are a foreign partnership, the certifications required for dividends paid on or after January 1, 2000 generally will apply to the partners of the partnership, and the partnership will be required to provide certain information. Under certain circumstances (which require an agreement be filed with the Internal Revenue Service), a foreign partnership that owns common stock may be able to assume our withholding obligations on dividend payments made on or after January 1, 2000.

       If you are eligible for a reduced rate of U.S. withholding tax under a tax treaty, you may obtain a refund of any amounts withheld in excess of that rate by filing a refund claim with the Internal Revenue Service.

                      Gain on Disposition of Common Stock

       If you are a non-U.S. holder, you generally will not be subject to United States federal income tax on gain that you recognize on a disposition of common stock unless:

       o the gain is "effectively connected" with your conduct of a trade or business in the United States (and the gain is attributable to a permanent establishment that you maintain in the United States, if that is required by an applicable income tax treaty as a condition for subjecting you to U.S. taxation on a net income basis),

       o you are an individual, you hold the common stock as a capital asset, and you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist, or

       o MedQuist is or has been a "United States real property holding corporation" for federal income tax purposes and you held, directly or indirectly at any time during the five-year period ending on the date of disposition, more than 5% of the common stock (and you are not eligible for any treaty exemption).

       If you are a foreign corporation, "effectively connected" gains that you recognize may also, under certain circumstances, be subject to an additional "branch profits tax." The branch profits tax, to the extent it applies, is generally 30% of the "effectively connected income" (after reduction for the federal corporate income taxes paid by you on the income). The branch profits tax may be reduced if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

       The Company has not been, is not, and does not anticipate becoming a "United States real property holding corporation" for federal income tax purposes.
                             Federal Estate Taxes

       Common stock held by a non-U.S. holder at the time of death will be included in the holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

                 Information Reporting and Back-up Withholding

       In general, dividends paid to you before January 1, 2000 will not be subject to U.S. information reporting requirements and back-up withholding tax if the dividend is paid to you outside the United States (unless we know you are a U.S. person).

       For payments of dividends made on or after January 1, 2000, as described above in the "Dividends" section, back-up withholding will apply unless we receive a certification that you are a foreign person, or you are otherwise exempt from the back-up withholding rules.

       If you sell your common stock outside of the United States through a non-U.S. office of a non-U.S. broker, and the sale proceeds are paid to you outside the United States, then U.S. back-up withholding and information reporting requirements generally will not apply to that payment. However, U.S. information reporting (but not back-up withholding) will apply to a payment of sales proceeds (even if that payment is made to you outside the United States) if you sell your common stock through a non-U.S. office of a broker that:

       o  is a U.S. person,

       o derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States,

       o  is a "controlled foreign corporation" as to the United States, or

       o with respect to payments made after December 31, 1999, is a foreign partnership, if at any time during its tax year:

              o one or more of its partners are U.S. persons (as defined in U.S. Treasury regulations) who in the aggregate hold more than 50% of the income or capital interest in the partnership, or

              o such foreign partnership is engaged in a U.S. trade or business, unless the broker has documentary evidence in its files that you are a non-U.S. person or you otherwise establish an exemption.

       If you receive payment of the proceeds of a sale of common stock to or through a U.S. office of a broker, the payment is subject to both United States back-up withholding of 31% and information reporting unless you certify that you are a non-U.S. person (under penalties of perjury) or you otherwise establish an exemption.

       You generally may obtain a refund of any amounts withheld under the back-up withholding rules that exceed your income tax liability by filing a refund claim with the Internal Revenue Service.


                         VALIDITY OF THE COMMON STOCK

       Pepper Hamilton LLP will issue an opinion that the shares offered by MedQuist and the selling shareholders are validly issued. The validity of the common stock offered hereby will be passed upon for the underwriters by Sullivan & Cromwell, New York, New York. Sullivan & Cromwell will rely as to certain matters of New Jersey law on Pepper Hamilton LLP and John M. Suender, Esq., Senior Vice President, General Counsel and Secretary of MedQuist.

                                    EXPERTS

       The audited consolidated financial statements of MedQuist Inc. and subsidiaries included in this prospectus and elsewhere in this registration statement of which this prospectus is a part, have been audited by Arthur Andersen LLP, independent public accounts, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

       The audited financial statements of The MRC Group, Inc. and subsidiary incorporated by reference in this prospectus and elsewhere in this registration statement of which this prospectus is a part, have been audited by Arthur Andersen LLP, independent public accounts, as indicated in their reports with respect thereto, and are incorporated by reference in this prospectus in reliance upon the authority of said firm as experts in giving said reports.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

       MedQuist Inc. files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements and other information MedQuist files with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C., 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. MedQuist's SEC filings are also available on the SEC's Internet site (http://www.sec.gov).

       MedQuist has filed a registration statement on Form S-3 to register the shares of MedQuist common stock offered under this prospectus. This prospectus is a part of the registration statement on Form S-3 and constitutes a prospectus of MedQuist. As allowed by SEC rules, this prospectus does not contain all the information you can find in the registration statement on Form S-3 or the exhibits to the registration statement on Form S-3.

       The SEC also allows MedQuist to "incorporate by reference" the information it files with the SEC, which means MedQuist can disclose information to you by referring you to another document filed separately with the SEC. Information incorporated by reference is deemed to be part of this prospectus. Later information filed by MedQuist with the SEC updates and supersedes this prospectus.


       This prospectus incorporates important business and financial information about MedQuist that is not included in or delivered with this prospectus. Copies of any of that information are available without charge to any person to whom this prospectus is delivered, upon written or oral request. Written requests for those documents should be directed to the Corporate Secretary, MedQuist Inc., Five Greentree Centre, Suite 311, Marlton, New Jersey, 08053, and telephone requests may be directed to the Corporate Secretary at (609) 596-8877.

     The following documents previously filed by MedQuist with the SEC are incorporated herein by this reference:




                         SEC Filing                               Period (or Date Filed)
-----------------------------------------------------------   -----------------------------
Current Report on Form 8-K                                           April 19, 1999

Current Report on Form 8-K                                           March 25, 1999

Annual Report on Form 10-K, as amended (including             Year ended December 31, 1998
 those portions of MedQuist's proxy statement for its
 1999 annual meeting of shareholders incorporated by
 reference in the Annual Report on Form 10-K)

Registration Statement on Form S-4 (but only with respect           October 30, 1998
 to the audited financial statements of The MRC Group,
 Inc. included therein)

Registration Statement on Form 8-A filed pursuant to                 March 11, 1992
 Section 12(g) of the Exchange Act

                  ------------------------------------------

       All documents filed by MedQuist pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of the offering will be deemed to be incorporated by reference in this prospectus and to be a part of this prospectus from the date that document is filed.

                                 MEDQUIST INC.

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



Report of Independent Public Accountants ................   F-2
Consolidated Balance Sheets .............................   F-3
Consolidated Statements of Operations ...................   F-4
Consolidated Statements of Shareholders' Equity .........   F-5
Consolidated Statements of Cash Flows ...................   F-6
Notes to Consolidated Financial Statements ..............   F-7

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To MedQuist Inc.:

     We have audited the accompanying consolidated balance sheets of MedQuist Inc. (a New Jersey corporation) and Subsidiaries as of December 31, 1997 and 1998, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MedQuist Inc. and Subsidiaries as of December 31, 1997 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.


                                      /s/ Arthur Andersen LLP


Philadelphia, Pa.,
February 1, 1999

                        MEDQUIST INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                                (in thousands)




                                                                                 December 31,
                                                                          ---------------------------
                                                                              1997           1998
                                                                          -----------   -------------
                              ASSETS
Current assets:
   Cash and cash equivalents ..........................................    $  14,489      $  15,936
   Short-term investments .............................................        4,003             --
   Accounts receivable, net of allowance of $1,298 and $2,274 .........       41,819         52,477
   Deferred income taxes ..............................................        3,177          6,438
   Prepaid expenses and other .........................................          307            233
                                                                           ---------      ---------
      Total current assets ............................................       63,795         75,084
Property and equipment, net ...........................................       25,442         27,022
Intangible assets, net ................................................       82,382         82,216
Other .................................................................        2,154          2,989
                                                                           ---------      ---------
                                                                           $ 173,773      $ 187,311
                                                                           =========      =========
                 LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Current portion of long-term debt ..................................    $   6,792      $   2,372
   Accounts payable ...................................................        5,777          5,010
   Accrued expenses ...................................................       14,618         25,850
                                                                           ---------      ---------
      Total current liabilities .......................................       27,187         33,232
                                                                           ---------      ---------
Long-term debt ........................................................        7,589            215
                                                                           ---------      ---------
Other long-term liabilities ...........................................        1,130            697
                                                                           ---------      ---------
Deferred income taxes .................................................        6,494          1,981
                                                                           ---------      ---------
Commitments and contingencies (Note 10)
Shareholders' equity:
   Common stock, no par value, 60,000 shares authorized, 32,138
    and 33,258 shares issued and outstanding ..........................           --             --
   Additional paid-in capital .........................................      119,008        136,603
   Retained earnings ..................................................       12,365         14,536
   Unrealized gain on marketable securities ...........................           --            585
   Deferred compensation ..............................................           --           (538)
                                                                           ---------      ---------
      Total shareholders' equity ......................................      131,373        151,186
                                                                           ---------      ---------
                                                                           $ 173,773      $ 187,311
                                                                           =========      =========

        The accompanying notes are an integral part of these statements.

                        MEDQUIST INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                   (in thousands, except per share amounts)




                                                                     Year Ended December 31,
                                                           --------------------------------------------
                                                               1996            1997            1998
                                                           ------------   --------------   ------------
Revenue ................................................    $ 152,109       $  216,158      $ 271,655
                                                            ---------       ----------      ---------
Costs and expenses:
   Cost of revenue .....................................      118,978          169,235        209,587
   Selling, general and administrative .................       11,908           14,362         16,061
   Depreciation ........................................        7,372           10,339         12,697
   Amortization of intangible assets ...................        3,150            5,652          3,757
   Transaction costs and restructuring charges .........          644            2,075         18,221
                                                            ---------       ----------      ---------
      Total operating expenses .........................      142,052          201,663        260,323
                                                            ---------       ----------      ---------
Operating income .......................................       10,057           14,495         11,332
Interest expense (income), net .........................        2,049              469           (325)
                                                            ---------       ----------      ---------
Income before income taxes .............................        8,008           14,026         11,657
Income tax provision ...................................        2,720            5,293          8,472
                                                            ---------       ----------      ---------
Net income .............................................        5,288            8,733          3,185
Inducement of warrant exercise .........................         (707)              --             --
                                                            ---------       ----------      ---------
Net income available to common shareholders ............    $   4,581       $    8,733      $   3,185
                                                            =========       ==========      =========
Basic income per share:
   Net income ..........................................    $    0.22       $     0.28      $    0.10
   Inducement of warrant exercise ......................       ( 0.03)              --             --
                                                            ---------       ----------      ---------
   Net income available to common shareholders .........    $    0.19       $     0.28      $    0.10
                                                            =========       ==========      =========
Diluted income per share:
   Net income ..........................................    $    0.20       $     0.26      $    0.09
   Inducement of warrant exercise ......................       ( 0.03)              --             --
                                                            ---------       ----------      ---------
   Net income available to common shareholders .........    $    0.17       $     0.26      $    0.09
                                                            =========       ==========      =========

        The accompanying notes are an integral part of these statements.

                        MEDQUIST INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                (in thousands)



                                                                  Additional
                                               Common Stock
                                           --------------------     Paid-in
                                             Shares     Amount      Capital
                                           ----------  --------  ------------
BALANCE, DECEMBER 31, 1995 ..............    13,182      $ --     $  29,493
 Net income .............................        --        --            --
 Exercise of common stock options,
   including tax benefit ................        98        --           336
 Issuance of common stock in
   connection with business
   acquisitions .........................     4,773        --        10,751
 Sale of common stock, net of
   expenses .............................    10,395        --        68,714
 Distributions ..........................        --        --            --
 Exercise of warrants, including
   inducement charge ....................     3,016        --         6,980
 Purchase and retirement of
   common stock, at cost ................       (36)       --          (296)
                                             ------      ----     ---------
BALANCE, DECEMBER 31, 1996 ..............    31,428        --       115,978
 Net income .............................        --        --            --
 Exercise of common stock options
   and warrants, including tax
   benefit ..............................       759        --         3,455
 Issuance of common stock, net of
   expenses .............................        33        --           251
 Distributions ..........................        --        --            --
 Purchase and retirement of
   common stock, at cost ................       (82)       --          (676)
                                             ------      ----     ---------
BALANCE, DECEMBER 31, 1997 ..............    32,138        --       119,008
 Comprehensive income:
   Net income ...........................        --        --            --
   Unrealized gain on available for
    sale securities, net of tax .........        --        --            --
                                             ------      ----     ---------
    Total comprehensive income ..........        --        --            --
                                             ------      ----     ---------
 Exercise of common stock options
   and warrants, including tax
   benefit ..............................       917        --         9,662
 Issuance of common stock, net of
   expenses .............................       203        --         1,701
 Distributions ..........................        --        --            --
 Grant of common stock options
   below fair value .....................        --        --         1,078
 Amortization of deferred
   compensation .........................        --        --            --
 Cash paid to dissenting stockhold-
   ers in pooling of interests
   transaction ..........................        --        --        (1,438)
 Transaction costs paid by acquired
   company stockholder in pooling
   of interests transaction .............        --        --         1,540
 Income tax asset recognized in
   pooling of interests transaction .....        --        --         5,052
                                             ------      ----     ---------
BALANCE, DECEMBER 31, 1998 ..............    33,258      $ --     $ 136,603
                                             ======      ====     =========

                                                          Unrealized
                                                            Gain on
                                             Retained     Marketable      Deferred
                                             Earnings     Securities    Compensation       Total
                                           ------------  ------------  --------------  -------------
BALANCE, DECEMBER 31, 1995 ..............    $  1,079        $  --        $     --       $  30,572
 Net income .............................       5,288           --              --           5,288
 Exercise of common stock options,
   including tax benefit ................          --           --              --             336
 Issuance of common stock in
   connection with business
   acquisitions .........................          --           --              --          10,751
 Sale of common stock, net of
   expenses .............................          --           --              --          68,714
 Distributions ..........................        (928)          --              --            (928)
 Exercise of warrants, including
   inducement charge ....................        (707)          --              --           6,273
 Purchase and retirement of
   common stock, at cost ................          --           --              --            (296)
                                             --------        -----        --------       ---------
BALANCE, DECEMBER 31, 1996 ..............       4,732           --              --         120,710
 Net income .............................       8,733           --              --           8,733
 Exercise of common stock options
   and warrants, including tax
   benefit ..............................          --           --              --           3,455
 Issuance of common stock, net of
   expenses .............................          --           --              --             251
 Distributions ..........................      (1,100)          --              --          (1,100)
 Purchase and retirement of
   common stock, at cost ................          --           --              --            (676)
                                             --------        -----        --------       ---------
BALANCE, DECEMBER 31, 1997 ..............      12,365           --              --         131,373
 Comprehensive income:
   Net income ...........................       3,185           --              --           3,185
   Unrealized gain on available for
    sale securities, net of tax .........          --          585              --             585
                                             --------        -----        --------       ---------
    Total comprehensive income ..........       3,185          585              --           3,770
                                             --------        -----        --------       ---------
 Exercise of common stock options
   and warrants, including tax
   benefit ..............................          --           --              --           9,662
 Issuance of common stock, net of
   expenses .............................          --           --              --           1,701
 Distributions ..........................      (1,014)          --              --          (1,014)
 Grant of common stock options
   below fair value .....................          --           --          (1,078)             --
 Amortization of deferred
   compensation .........................          --           --             540             540
 Cash paid to dissenting stockhold-
   ers in pooling of interests
   transaction ..........................          --           --              --          (1,438)
 Transaction costs paid by acquired
   company stockholder in pooling
   of interests transaction .............          --           --              --           1,540
 Income tax asset recognized in
   pooling of interests transaction .....          --           --              --           5,052
                                             --------        -----        --------       ---------
BALANCE, DECEMBER 31, 1998 ..............    $ 14,536        $ 585        $   (538)      $ 151,186
                                             ========        =====        ========       =========

        The accompanying notes are an integral part of these statements.

                        MEDQUIST INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (in thousands)

                                                                               Year Ended December 31,
                                                                       ---------------------------------------
                                                                           1996          1997          1998
                                                                       -----------   -----------   -----------
OPERATING ACTIVITIES:
 Net income ........................................................    $   5,288     $   8,733     $   3,185
 Adjustments to reconcile net income to net cash provided by operating activities--
   Depreciation and amortization ...................................       10,522        15,991        16,454
   Amortization of debt discounts ..................................          704            --            --
   Amortization of deferred compensation ...........................           --            --           540
   Deferred income tax provision (benefit) .........................        1,105          (200)       (3,213)
   Loss on disposal of property and equipment ......................           --           223            --
   Transaction costs paid by acquired company stockholder ..........           --            --         1,540
   Changes in assets and liabilities, excluding effects of
    acquisitions and divestitures--
      Accounts receivable, net .....................................       (5,571)       (7,230)      (10,345)
      Prepaid expenses and other ...................................        1,403           631            97
      Other assets .................................................          182          (362)           65
      Accounts payable .............................................       (1,983)          543          (767)
      Accrued expenses .............................................         (832)        3,175        15,729
      Other long-term liabilities ..................................          (79)          (87)         (433)
                                                                        ---------     ---------     ---------
       Net cash provided by operating activities ...................       10,739        21,417        22,852
                                                                        ---------     ---------     ---------
INVESTING ACTIVITIES:
 Purchases of property and equipment ...............................       (6,553)      (13,716)      (14,027)
 Acquisitions, net of cash acquired ................................      (26,205)       (5,628)       (5,839)
 Sale (purchase) of short-term investments .........................       (5,893)          973         4,003
                                                                        ---------     ---------     ---------
       Net cash used in investing activities .......................      (38,651)      (18,371)      (15,863)
                                                                        ---------     ---------     ---------
FINANCING ACTIVITIES:
 Repayments of long-term debt and subordinated payable .............      (38,728)       (3,757)      (10,006)
 Proceeds from issuance of long-term debt ..........................        7,121            --            --
 Distributions .....................................................         (928)       (1,100)       (1,014)
 Proceeds from exercise of common stock options and
   warrants ........................................................          226         1,785         5,065
 Net proceeds from issuance of common stock ........................       68,714           251           413
 Purchase and retirement of common stock ...........................         (296)         (676)           --
                                                                        ---------     ---------     ---------
       Net cash provided by (used in) financing activities .........       36,109        (3,497)       (5,542)
                                                                        ---------     ---------     ---------
NET INCREASE (DECREASE) IN CASH AND CASH
 EQUIVALENTS .......................................................        8,197          (451)        1,447
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR .......................        6,743        14,940        14,489
                                                                        ---------     ---------     ---------
CASH AND CASH EQUIVALENTS, END OF YEAR .............................    $  14,940     $  14,489     $  15,936
                                                                        =========     =========     =========

        The accompanying notes are an integral part of these statements.

                        MEDQUIST INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   (in thousands, except per share amounts)

1. BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


Background and Basis of Presentation

     MedQuist Inc. (the "Company" or "MedQuist") is the leading national provider of medical transcription services. MedQuist was incorporated in New Jersey in 1984 and reorganized in 1987. From 1995 through 1998, the Company completed 18 acquisitions, of which 13 were accounted for as purchase transactions and five were accounted for as pooling of interests (see Note 2). The pooling of interests transactions, all of which occurred in 1998, include the acquisitions of Digital Dictation, Inc. ("DDI"), Signal Transcriptions Network, Inc. ("Signal"), Transcriptions Ltd. of Florida, Inc. ("TLF") and The MRC Group, Inc. ("MRC") which were material and required restatement of the Company's financial statements. Accordingly, the accompanying financial statements have been restated to reflect these 1998 acquisitions accounted for under the pooling of interests method.


Principles of Consolidation

     The accompanying consolidated financial statements include the accounts of MedQuist and its subsidiaries. All material intercompany balances and transactions have been eliminated.


Common Stock Splits

     On September 9, 1997, the Company effected a three-for-two stock split for all shares of common stock. Further, on June 15, 1998, the Company effected a two-for-one stock split for all shares of common stock. All share data in the accompanying financial statements has been retroactively adjusted to reflect both stock splits.


Use of Estimates

     The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported assets and liabilities and contingency disclosures at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


Revenue Recognition

     Fees for transcription-related services are based primarily on contracted rates, and revenue is recognized upon the rendering of services and delivery of reports.


Pro Forma Presentation for Income Taxes

     Prior to their mergers with the Company, Signal and TLF were taxed as "S" Corporations. Accordingly, no tax provision is included in the accompanying financial statements related to their income prior to their respective acquisition dates. The following pro forma presentation sets forth the Company's income tax provision, net income and net income per share as if Signal and TLF had been taxed as "C" Corporations for all periods presented.

                        MEDQUIST INC. AND SUBSIDIARIES

                   (in thousands, except per share amounts)

1. BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  -- (Continued)


                                                              Year Ended December 31,
                                                    --------------------------------------------
                                                        1996            1997            1998
                                                    ------------   -------------   -------------
Income before income taxes, as reported .........     $  8,008       $  14,026       $  11,657
Pro forma income tax provision ..................        3,357           5,975           8,766
                                                      --------       ---------       ---------
Pro forma net income ............................     $  4,651       $   8,051       $   2,891
                                                      ========       =========       =========
Pro forma net income per share:
 Basic ..........................................     $   0.19       $    0.25       $    0.09
 Diluted ........................................     $   0.18       $    0.24       $    0.08

Cash and Cash Equivalents

     Cash and cash equivalents include cash and highly liquid investments purchased with an original maturity of three months or less, consisting primarily of cash on deposit with banks. At December 31, 1997, cash and cash equivalents included a restricted certificate of deposit of $1,339 which was used to repay a note payable in January 1998.

Investments

     Short-term investments held by the Company at December 31, 1997 consisted primarily of investments in high-quality, fixed-income bonds with varying maturities and rates. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the Company classified their investments as held-to-maturity since the Company had both the intent and ability to hold to maturity. Accordingly, such investments were carried at amortized cost.

     Included in other assets at December 31, 1998, is a warrant to purchase common stock in Lernout and Hauspie, Inc. The warrant has been classified as available-for-sale. Pursuant to SFAS No. 115, available-for-sale securities are carried at fair value, with unrealized gains and losses, net of tax, reported as a separate component of shareholders' equity. The unrealized gain, net of taxes, at December 31, 1998 was $585.

Property and Equipment

     Property and equipment are recorded at cost. Depreciation and amortization have been provided using the straight-line method over the estimated useful lives of the assets, which range from two to seven years for furniture, equipment and software, and the lease term for leasehold improvements. Repairs and maintenance costs are charged to expense as incurred. Additions and betterments are capitalized. Gains or losses on disposals are charged to operations.

Intangible Assets

     Intangible assets consist primarily of goodwill, customer lists, non-compete agreements and employee bases. The goodwill related to the May 1994 acquisition of Transcriptions, Ltd. (see Note 2) is being amortized over 40 years. All other goodwill is being amortized over 20-30 years. Customer lists and employee bases are being amortized over 10-20 years and five years, respectively. Non-compete agreements are amortized over their terms, ranging from 1.5 years to four years. Subsequent to its acquisitions, the Company continually evaluates whether later events and circumstances have occurred that indicate that the remaining estimated useful life of intangible assets may warrant revision or that the remaining balance may not be recoverable. When factors indicate that intangible assets should be evaluated for possible impairment, the Company uses an estimate of the related undiscounted cash flows

                        MEDQUIST INC. AND SUBSIDIARIES

                   (in thousands, except per share amounts)

1. BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  -- (Continued)

in measuring whether the intangible asset should be written down to fair value. Measurement of the amount of the impairment will be based on generally accepted valuation methodologies, as deemed appropriate. As of December 31, 1998, management believes that no revision to the remaining useful lives or write-down of intangible assets is required.


Transaction Costs and Restructuring Charges

     During 1996, 1997 and 1998, the Company incurred certain charges resulting from restructurings and in 1998 incurred transaction costs associated with pooling of interests acquisitions and professional fees in connection with MRC's terminated initial public offering, as follows:

                                                                        Year Ended December 31,
                                                                   ----------------------------------
                                                                     1996        1997         1998
                                                                   --------   ----------   ----------
Restructuring charges ..........................................    $ 644      $ 2,075      $  6,539
Transaction costs associated with pooling of interests .........       --           --        11,000
Terminated initial public offering costs .......................       --           --           682
                                                                    -----      -------      --------
                                                                    $ 644      $ 2,075      $ 18,221
                                                                    =====      =======      ========

     In December 1998, the Company's board of directors approved management's restructuring plan associated with the MRC merger. Costs associated with the plan of approximately $6,539 have been recognized in 1998 in accordance with Emerging Issues Task Force ("EITF") 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity," as follows:




        Non-cancelable leases .................................    $ 3,835
        Severance .............................................      1,618
        Non-cancelable contracts and other exit costs .........      1,086
                                                                   -------
                                                                   $ 6,539
                                                                   =======


     The plan relates primarily to the closure of several redundant customer service centers as well as certain corporate offices in order to improve operating efficiencies. The Company expects to complete the plan in 1999. The severance costs are attributable to 41 individuals from various levels of operational and senior management. As of December 31, 1998, $567 of severance had been paid and $410 of other restructuring costs had been paid. The consolidated balance sheet at December 31, 1998 reflects $5,562 in accrued expenses related to the 1998 restructuring charge.

     In 1997, MRC approved a separate management plan to close and/or merge several redundant customer service centers in order to further reduce costs and improve operating efficiencies. The plan was completed during 1998 and included the cost of exiting certain facilities, primarily related to non-cancelable leases, the disposition of fixed assets and employee severance costs. Costs associated with the plan of approximately $2,075 were recognized in 1997 in accordance with EITF 94-3. Included in this amount is approximately $705 for the disposal of assets and approximately $800 in severance and employee contract buy outs. The balance is primarily related to non-cancelable lease costs. The severance costs are attributable to eight individuals from various levels of operational and senior management. At December 31, 1997 and 1998, approximately $1,773 and $1,213, respectively, related to MRC's restructuring charge is included in accrued expenses.

                        MEDQUIST INC. AND SUBSIDIARIES

                   (in thousands, except per share amounts)

1. BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  -- (Continued)

     In 1996, MRC approved a separate management plan to close and/or merge several redundant customer service centers as well as certain corporate offices in order to reduce costs and improve operating efficiencies. The plan was essentially completed during 1997 and included the cost of exiting certain facilities, primarily related to non-cancelable leases, and employee severance costs. Costs associated with the plan of approximately $644 were recognized in 1996 in accordance with EITF 94-3.

     In 1998, the Company incurred the following transaction costs associated with business combinations accounted for using the pooling of interests method:

        Investment banker fees ..................................    $  7,200
        Accounting, legal and other professional fees ...........       2,260
        Broker fee paid by acquired company stockholder .........       1,540
                                                                     --------
                                                                     $ 11,000
                                                                     ========

     At December 31, 1998, $500 of such costs are included in accrued expenses for payments scheduled to be made in 1999.

Advertising Costs

     The Company charges advertising costs to expense as incurred. Advertising expense was $329, $678 and $650 for the years ended December 31, 1996, 1997 and 1998, respectively.

Research and Development Costs

     Research and development costs are charged to expense as incurred. Total research and development costs were approximately $450, $550 and $813 for the years ended December 31, 1996, 1997 and 1998, respectively.

Statements of Cash Flow Information

     For the years ended December 31, 1996, 1997 and 1998, the Company paid interest of $1,404, $1,027 and $695, respectively, and income taxes of $1,700, $3,162 and $6,705, respectively. Capital lease obligations of $191, $174 and $98 were incurred on equipment leases entered into in 1996, 1997 and 1998, respectively. In 1996, the Company exchanged $500 of debt for shares of capital stock. In 1998, convertible notes totaling $1,288 were converted into 172 shares of common stock.

     The following table displays the net noncash financing activities resulting from the Company's business acquisitions (see Note 2):

                                                                              Year Ended December 31,
                                                                       -------------------------------------
                                                                           1996         1997         1998
                                                                       -----------   ----------   ----------
Noncash net assets acquired ........................................    $  40,274     $  8,965     $ 4,401
Less -- Seller notes and payables ..................................       (3,318)      (3,337)         --
Common stock issued ................................................      (10,751)          --          --
Cash paid to dissenting stockholder in pooling transaction .........           --           --       1,438
                                                                        ---------     --------     -------
 Net cash paid for business acquisitions ...........................    $  26,205     $  5,628     $ 5,839
                                                                        =========     ========     =======

Income Taxes

     Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

                        MEDQUIST INC. AND SUBSIDIARIES

                   (in thousands, except per share amounts)

1. BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  -- (Continued)

Earnings Per Share

     The Company follows SFAS No. 128, "Earnings per Share," which requires a dual presentation of "basic" and "diluted" earnings per share on the face of the income statement. Basic earnings per share is calculated by dividing net income by the weighted average number of shares of common stock outstanding for the period. Diluted earnings per share is calculated by dividing net income by the weighted average number of shares of common stock outstanding for the period, adjusted for the dilutive effect of common stock equivalents, which consists primarily of stock options, using the treasury stock method.

     The table below sets forth the reconciliation of the numerators and denominators of the Company's basic and diluted income per share computations:

                                                               Year Ended December 31,
                       -------------------------------------------------------------------------------------------------------
                                     1996                               1997                               1998
                       ---------------------------------  ---------------------------------  ---------------------------------
                                                 Per                                Per                                Per
                           Net                  Share                              Share         Net                  Share
                         Income     Shares      Amount      Income     Shares      Amount      Income     Shares      Amount
                       ----------  --------  -----------  ----------  --------  -----------  ----------  --------  -----------
Basic ...............   $ 5,288     24,138   $  0.22       $ 8,733     31,726   $  0.28       $ 3,185     33,087   $  0.10
Effect of dilutive
 securities .........        --      1,906   ( 0.02)            --      1,632   ( 0.02)            --      1,818   ( 0.01)
                        -------     ------   -------       -------     ------   -------       -------     ------   -------
Diluted .............   $ 5,288     26,044   $  0.20       $ 8,733     33,358   $  0.26       $ 3,185     34,905   $  0.09
                        =======     ======   =======       =======     ======   =======       =======     ======   =======

     For the years ended December 31, 1996, 1997 and 1998, 1,288, 1,961 and 654 common stock options and warrants were excluded from the diluted computation because their effect would be anti-dilutive.

Fair Value of Financial Instruments

     Cash, accounts receivable, accounts payable and accrued expenses are reflected in the accompanying financial statements at fair value due to the short-term nature of those instruments. Available-for-sale investments are also reflected at fair value in accordance with SFAS No. 115. The carrying amount of long-term notes receivable and debt obligations approximate fair value at the balance sheet dates.

Comprehensive Income

     In 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting and presentation of comprehensive income and its components in a full set of general-purpose financial statements that is presented with equal prominence as other financial statements. The Company's comprehensive income consists of net income and unrealized holding gains on available-for-sale securities. The adoption of SFAS No. 130 had no impact on total shareholders' equity and is presented on the accompanying Consolidated Statements of Shareholders' Equity. During 1996 and 1997, there were no other comprehensive items. For the year ended December 31, 1998, the pre-tax unrealized gain on available-for-sale securities was $900 and the deferred tax recorded on the unrealized gain was $315.

Segment Reporting

     In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." This statement establishes additional standards for segment reporting in the financial statements and is effective for fiscal years beginning after December 15, 1997. As the Company operates in one reportable segment, SFAS No. 131 had no effect on the Company's financial statements.

                        MEDQUIST INC. AND SUBSIDIARIES

                   (in thousands, except per share amounts)

1. BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  -- (Continued)

Reclassifications


     Certain prior year amounts have been reclassified to conform to the current year presentation.


2. ACQUISITIONS

     Effective May 1, 1994, the Company purchased substantially all of the assets of Transcriptions, Ltd. and Affiliates ("Transcriptions"), as well as assumed certain liabilities for $16,930 in cash, including acquisition costs of $322, plus the payment of Transcriptions' interest bearing debt of $5,816, plus a deferred purchase price based on future operating results. Effective December 29, 1995, the Company fixed the deferred purchase price by agreeing to pay the former owners of Transcriptions $18,375 in cash and issue 2,584 shares of common stock (valued at $4,550 for financial reporting purposes) on August 31, 1996. The total purchase price for the Transcriptions acquisition was $44,797. The acquisition has been accounted for using the purchase method with the purchase price allocated to the fair value of the acquired assets and liabilities.

     In July 1996, MRC acquired all of the outstanding capital stock of Medical Records Corp. The former shareholders of Medical Records Corp. received total consideration of approximately $27,000, consisting of cash, notes and shares of common stock. The acquisition was accounted for as a purchase, and the results of Medical Records Corp. are included in the accompanying consolidated financial statements from the date of the acquisition. In connection with the acquisition, MRC assumed certain acquisition-related liabilities from Medical Records Corp. The cost of the acquisition has been allocated on the basis of the estimated fair market value of the assets acquired and liabilities assumed. The allocation resulted in goodwill and other intangible assets of approximately $33,015, which are being amortized over lives of 1.5 to 30 years.

     The following unaudited pro forma summary presents the results of operations of the Company as if the payment of the Transcriptions deferred purchase price, which causes additional amortization and interest expense, and the Medical Records Corp. acquisition had occurred on January 1, 1996.

                                             Year Ended
                                          December 31, 1996
                                         ------------------
  Revenue .............................       $ 179,683
  Net income ..........................             726
  Net income per share ................             .03

     On May 28, 1998, the Company completed the acquisition of approximately 94% of the outstanding capital stock of DDI and on July 31, 1998 acquired the remaining shares. The Company issued 912 shares in exchange for all DDI shares. The acquisition was accounted for using the pooling of interests method of accounting. Accordingly, the Company's historical financial statements were retroactively restated to reflect the combination with DDI.


     On August 18, 1998, the Company completed the acquisition of Signal, which was accounted for using the pooling of interests method of accounting. The Company issued 619 shares of its common stock and approximately $1,400 in cash to a dissenting Signal stockholder in exchange for all Signal capital stock. The Company's historical financial statements have been restated to reflect the combination with Signal. Signal and the Company elected to treat their merger as an asset purchase for income tax purposes. The Company recorded a deferred tax asset of $5,052 that was credited directly to shareholders' equity to reflect the tax effect of goodwill that was recorded for income tax purposes.

                        MEDQUIST INC. AND SUBSIDIARIES

                   (in thousands, except per share amounts)

2. ACQUISITIONS  -- (Continued)

     On November 30, 1998, the Company completed the acquisition of TLF, which was accounted for using the pooling of interests method. The Company issued 800 shares of its common stock for all TLF capital stock. Accordingly, the Company's consolidated financial statements have been restated to reflect the combination with TLF.


     On September 18, 1998 the Company signed a definitive merger agreement with MRC and on December 10, 1998, the merger was consummated. Pursuant to the agreement, each share of MRC common stock and each share of MRC preferred stock on an as-converted basis was exchanged for 0.5163 shares of the Company's common stock. In total, the Company issued 8,662 shares of its Common stock to the former MRC shareholders and options to purchase an aggregate of 1,543 shares to the former MRC option holders. The MRC merger was accounted for as a pooling of interests. Accordingly, the Company's consolidated financial statements have been restated to reflect the merger with MRC.


     Revenue and net income as previously reported for the years ended December 31, 1996, 1997 and 1998 and as restated for the pooling of interests transactions are as follows:

                                                          Year Ended
                                                       December 31, 1998
                                             -------------------------------------
                                                   Revenue           Net Income
                                             ------------------   ----------------
MedQuist, as previously reported .........      $   164,779(a)        $  (305)(a)
DDI ......................................   6,165 (b)                    253(b)
Signal ...................................   5,281 (b)                    543(b)
TLF ......................................   3,688 (c)                    522(c)
MRC ......................................   91,742 (c)                 2,172(c)
                                             --------------           -------
Restated .................................      $   271,655           $ 3,185
                                             ==============           =======

------------
(a) Includes (i) DDI and Signal amounts from July 1, 1998, (ii) TLF and MRC amounts from October 1, 1998 and (iii) $18,221 of pre-tax transaction and restructuring costs.
(b) Reflects amounts from January 1, 1998 to June 30, 1998.
(c) Reflects amounts from January 1, 1998 to September 30, 1998.




                                                    Year Ended
                                                 December 31, 1997
                                             -------------------------
                                               Revenue      Net Income
                                             -----------   -----------
MedQuist, as previously reported .........    $  84,495     $  7,631
DDI ......................................       10,026          616
Signal ...................................        9,294        1,100
TLF ......................................        4,226          712
MRC ......................................      108,117       (1,326)
                                              ---------     --------
Restated .................................    $ 216,158     $  8,733
                                              =========     ========

                        MEDQUIST INC. AND SUBSIDIARIES

                   (in thousands, except per share amounts)

2. ACQUISITIONS  -- (Continued)


                                                    Year Ended
                                                 December 31, 1996
                                             -------------------------
                                               Revenue      Net Income
                                             -----------   -----------
MedQuist, as previously reported .........    $  61,480     $  3,477
DDI ......................................        6,937          440
Signal ...................................        8,058          842
TLF ......................................        3,934          882
MRC ......................................       71,700       (1,060)
                                              ---------     --------
Restated .................................    $ 152,109     $  4,581
                                              =========     ========

     Prior to their mergers with the Company, Signal and TLF were taxed as "S" Corporations. The above net income amounts do not include an aggregate "C" Corporation income tax provision for Signal and TLF of approximately $637, $682 and $294 for the years ended December 31, 1996, 1997 and 1998, respectively (see Note 1).


     From 1996 through 1998, the Company completed several smaller acquisitions accounted for using the purchase method. Pro forma information is not presented as these acquisitions are not material to the Company. Certain of the acquisitions provide for additional consideration to be paid if net future billings to defined customers exceed specified contractual levels. These provisions expire in 2000 and 2001, and are generally payable on a quarterly basis. When the contingency is resolved and additional consideration is due, the Company will account for the payments as additional purchase price and amortize the additional amount paid over the remaining life of the asset.


3. PROPERTY AND EQUIPMENT




                                                                    December 31,
                                                              -------------------------
                                                                  1997          1998
                                                              -----------   -----------
Furniture, equipment and software .........................    $  46,608     $  52,571
Leasehold improvements ....................................        1,341         1,553
                                                               ---------     ---------
                                                                  47,949        54,124
Less -- Accumulated depreciation and amortization .........      (22,507)      (27,102)
                                                               ---------     ---------
                                                               $  25,442     $  27,022
                                                               =========     =========

4. INTANGIBLE ASSETS




                                                   December 31,
                                             -------------------------
                                                 1997          1998
                                             -----------   -----------
Goodwill .................................    $ 64,600      $  67,109
Customer lists ...........................      21,552         22,640
Non-compete agreements ...................       3,405          3,405
Employee base ............................       2,514          2,514
Other ....................................         137            150
                                              --------      ---------
                                                92,208         95,818
Less -- Accumulated amortization .........      (9,826)       (13,602)
                                              --------      ---------
                                              $ 82,382      $  82,216
                                              ========      =========

                        MEDQUIST INC. AND SUBSIDIARIES

                   (in thousands, except per share amounts)

5. ACCRUED EXPENSES:
                                                   December 31,
                                              -----------------------
                                                 1997         1998
                                              ----------   ----------
Accrued payroll and related taxes .........    $  7,175     $  9,329
Restructuring charges .....................       1,733        6,775
Other .....................................       5,710        9,746
                                               --------     --------
                                               $ 14,618     $ 25,850
                                               ========     ========
6. LONG-TERM DEBT

                                                                                  December 31,
                                                                            ------------------------
                                                                               1997          1998
                                                                            ----------   -----------
Note payable to bank, repaid in 1998 ....................................    $  5,250     $     --
Note payable to former shareholders of Medical Records Corp.,
 repaid in 1999 .........................................................       2,000        2,000
Promissory notes, repaid or converted into common stock in 1998 .........       5,085           --
Capital lease obligations ...............................................       1,786          468
Other ...................................................................         260          119
                                                                             --------     --------
                                                                               14,381        2,587
Less -- current portion .................................................      (6,792)      (2,372)
                                                                             --------     --------
                                                                             $  7,589     $    215
                                                                             ========     ========

     On April 23, 1997, the Company amended its credit facility to provide for a $10 million unsecured senior revolving line of credit through April 23, 2000. The revolver bears interest at resetting rates selected by the Company from various alternatives. The interest rate alternatives are either (i) the greater of (a) prime rate, (b) the federal funds rate plus 0.5% (c) the bank's certificate of deposit rate plus 1%, or (ii) LIBOR plus 0.75%. The credit facility also allows for the Company to finance up to 100% of any acquisitions of companies that are in the business of providing transcriptions-related services. The financing of these acquisitions may be carved out of the revolver and amortized over 20 consecutive quarters. Each acquisition term loan that is created would permanently reduce the remaining borrowings under the revolver.

     In addition to acquisitions, the revolver can be used for working capital and general corporate purposes. To the extent any amounts under the revolver are repaid, other than acquisition term loans, the Company may reborrow such amounts. The credit facility requires the Company to maintain certain financial and non-financial covenants, including limitations on capital expenditures and dividends.

     For the year ended December 31, 1997 and 1998, the Company did not incur any interest expense on the revolving credit facility, as there were no borrowings on the credit facility. For the year ended December 31, 1996, the Company incurred interest expense of $49 on the revolving credit facility, at a weighted average interest rate of 9.78%. The highest outstanding borrowing under the revolver during 1996 was $2,534.

     In connection with the acquisition of Medical Records Corp., MRC entered into a note agreement with a bank. The note was for $7,000 with an interest rate of LIBOR plus 1.65%, which totaled approximately 7.3% at December 31, 1997. The note was secured by substantially all of MRC's assets. The agreement required the payment of interest quarterly along with equal monthly principal payments of $117 through September 2001. The note was repaid in 1998.

                        MEDQUIST INC. AND SUBSIDIARIES

                   (in thousands, except per share amounts)

6. LONG-TERM DEBT  -- (Continued)

     Also, in connection with the acquisition of Medical Records Corp., MRC issued seven year, 8% unsecured notes to former shareholders of Medical Records Corp. for $2,000. The notes require the payment of interest quarterly, with annual principal payments of $500 beginning in July 2000. The Company repaid these notes in 1999.

     In January 1998, subordinated convertible 6% promissory notes in the amount of $1,288 were converted into 172 shares of common stock at a conversion price of $7.48 per share.

     Long-term debt maturities as of December 31, 1998, are as follows:


  1999 ...................    $ 2,372
  2000 ...................        138
  2001 ...................         48
  2002 ...................         29
                              -------
                              $ 2,587
                              =======

7. SHAREHOLDERS' EQUITY

     In May 1996, MedQuist consummated a secondary public offering of its common stock, selling 6,600 shares at a price of $5.67 per share. In June 1996, the underwriters exercised their overallotment option for an additional 922 shares. After deducting the underwriters' discount and offering expenses, the net proceeds to the Company were $39,442. In July 1996, MRC issued shares of preferred stock for total consideration, net of offering expenses, of $29,272. Such preferred stock was exchanged for MedQuist common in the merger (see Note
2).

     In connection with the 1992 issuance of a senior subordinated note, the Company sold to the holder for $1,100, warrants to purchase 1,732 shares of Class A and 1,068 shares of Class B preferred stock at an exercise price of $2.50 per share. Each share of Class A and Class B preferred stock was convertible into one share of common stock. During 1994, the holder was issued additional warrants and all warrant exercise prices were reset at $2.43, in accordance with the antidilution provisions of the original warrant agreement. Simultaneous with the closing of the secondary public offering, the company and the holder agreed that the holder would exercise the warrants by tendering the $7,000 principal amount of the senior subordinated notes and simultaneously converting the shares of preferred stock received upon such exercise into 2,888 shares of common stock. As an inducement for the holder to exercise the warrants and convert the preferred stock, the Company issued the holder 128 additional shares of common stock. This inducement, valued at $707 or $0.03 per diluted share, has been recorded as a deduction from the net income available to common shareholders in 1996.

     In connection with the Company's May 1994 credit agreement, the Company issued the agent bank warrants to purchase 226 shares of common stock at an exercise price of $2.25 per share. These warrants were exercised on June 12, 1997 by the agent bank for proceeds to the Company of $508.

     In connection with the sale of equity securities to certain investors in 1992 and 1993, warrants to purchase common stock at $12.69 per share were issued by MRC. The warrants were fully vested and exercisable at the date of issuance and have terms which permit conversion into common stock at specified prices during periods ranging from four to five years. The fair value of the warrants at the date of grant was de minimis and therefore no compensation expense has been recorded in the accompanying financial statements. During 1998, 157 warrants were exercised and 37 were cancelled. At December 31, 1998, no warrants were outstanding.

                        MEDQUIST INC. AND SUBSIDIARIES

                   (in thousands, except per share amounts)

8. STOCK OPTION PLANS

     The Company has six stock option plans that provide for the granting of options to purchase shares of common stock to eligible employees (including officers) and nonemployee directors of the Company. Options granted may be at fair market value of the common stock or at a price determined by a committee of the Company's board of directors. The stock options vest and are exercisable over periods determined by the committee.

     In February 1998, MRC granted 165 stock options to employees with exercise prices below the fair market value of MRC's common stock. Accordingly, MRC recorded deferred compensation totaling $1,078, of which $540 was amortized to expense in 1998.

     Information with respect to the Company's common stock options is as follows:

                                                          Option Price       Aggregate
                                             Shares        Per Share         Proceeds
                                           ---------   -----------------   ------------
Outstanding, December 31, 1995 .........     2,407      $1.14 - $8.31        $  7,141
 Granted ...............................     1,670       2.71 - 10.48          10,810
 Exercised .............................       (98)      2.17 - 5.13             (220)
 Canceled ..............................      (156)      2.71 - 3.17             (271)
                                             -----     -----------------     --------
Outstanding, December 31, 1996 .........     3,823       1.14 - 10.48          17,460
 Granted ...............................     1,240       5.21 - 16.49          13,345
 Exercised .............................      (533)      1.56 - 10.42          (1,018)
 Canceled ..............................      (193)      3.17 - 8.67             (412)
                                             -----     -----------------     --------
Outstanding, December 31, 1997 .........     4,337       1.14 - 16.49          29,375
 Granted ...............................     1,015       5.21 - 31.19          26,012
 Exercised .............................      (760)      1.14 - 16.49          (1,887)
 Canceled ..............................      (159)      5.21 - 25.63            (391)
                                             -----     -----------------     --------
Outstanding, December 31, 1998 .........     4,433     $ 1.34 - $31.19       $ 53,109
                                             =====     =================     ========

     At December 31, 1998, there were 2,172 exercisable options with an aggregate exercise price of $16,204 and 273 additional options available for grant under the plans.

     The options outstanding and exercisable by exercise price at December 31, 1998 are as follows:

                                        Weighted
                                        Average       Weighted                      Weighted
     Range Of                          Remaining       Average                      Average
     Exercise            Number       Contractual     Exercise        Number        Exercise
      Prices          Outstanding         Life          Price      Exercisable       Price
------------------   -------------   -------------   ----------   -------------   -----------
  $0.00 - $3.11            463       5.9            $   2.36            321      $  2.20
    3.12 - 6.23            845       7.0                4.56            488         4.42
    6.24 - 9.35            833       5.9                8.12            650         8.17
   9.36 - 12.47            935       7.4               10.48            567        10.48
  12.48 - 15.59            524       9.0               14.34            144        14.26
  15.60 - 18.71             11       8.8               15.90              2        15.94
  18.72 - 21.83             52       9.4               21.43             --           --
  21.84 - 24.95            116       9.6               23.11             --           --
  24.96 - 28.06             43       9.6               25.63             --           --
  28.07 - 31.18            611       9.7               31.13             --           --
                           ---       ---             --------           ---       -------
                         4,433       7.5             $  12.00         2,172       $  7.46
                         =====       ===             ========         =====       =======

                        MEDQUIST INC. AND SUBSIDIARIES

                   (in thousands, except per share amounts)

8. STOCK OPTION PLANS  -- (Continued)

     The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and the related interpretations in accounting for its stock option plans. Had compensation cost for the Company's common stock options been determined based upon the fair value of the options at the date of grant, as prescribed under SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net income and net income per share would have been the following pro forma amounts:




                                      Year Ended December 31,
                                ------------------------------------
                                   1996         1997         1998
                                ----------   ----------   ----------
Net income:
 As reported ................    $ 5,288      $ 8,733      $ 3,185
 Pro forma ..................      4,454        7,613        1,705
Basic net income per share:
 As reported ................        .22          .28          .10
 Pro forma ..................        .18          .24          .05
Diluted net income per share:
 As reported ................        .20          .26          .09
 Pro forma ..................        .17          .23          .05


     The fair value of the options granted is estimated using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0.0%, volatility of 50.0%-55.0%, risk-free interest rates of 4.5% to 8.0%, and expected lives of five to ten years. The above pro forma amounts may not be indicative of future amounts because option grants prior to January 1, 1995 have not been included and because future option grants are expected.

9. INCOME TAXES
     The income tax provision consists of the following:




                                  Year Ended December 31,
                             ----------------------------------
                               1996        1997         1998
                             --------   ----------   ----------
Current:
 State and local .........    $   79     $ 1,176      $  1,596
 Federal .................     1,536       4,317        10,089
                              ------     -------      --------
                               1,615       5,493        11,685
Deferred .................     1,105        (200)       (3,213)
                              ------     -------      --------
                              $2,720     $ 5,293      $  8,472
                              ======     =======      ========

                        MEDQUIST INC. AND SUBSIDIARIES

                   (in thousands, except per share amounts)

9. INCOME TAXES  -- (Continued)

     A reconciliation of the statutory federal income tax rate to the effective income tax rate is as follows:




                                                                  Year Ended December 31,
                                                            ------------------------------------
                                                               1996         1997         1998
                                                            ----------   ----------   ----------
Statutory federal income tax rate .......................   34.0%        35.0%        35.0%
State income taxes, net of federal benefit ..............    3.0          3.0          3.7
Non-deductible merger costs .............................     --           --         30.8
Impact of Signal and TLF "S" Corporation status .........   (8.0)        (4.9)        (4.4)
Other ...................................................    5.0          4.6          7.6
                                                            -----        -----        -----
                                                            34.0%        37.7%        72.7%
                                                            =====        =====        =====

     Signal and TLF were taxed as an "S" Corporation prior to their mergers with MedQuist. Accordingly, the former Signal and TLF shareholders were taxed individually on their companies' taxable income. Therefore, no tax provision is included in the accompanying financial statements related to Signal and TLF's net income prior to their mergers with the Company (see Note 1).


     At December 31, 1997, the tax bases of Signal's net assets approximated their reported amount for financial statement purposes. However, Signal and the Company elected to treat their merger as an asset purchase for income tax purposes. Accordingly, the Company recorded a deferred tax asset and an increase in additional paid-in capital of $5,052, which represents the tax effect of goodwill that was recorded for income tax purposes.


     The tax effected temporary differences that give rise to deferred income taxes are as follows:




                                              December 31,
                                      -----------------------------
                                           1997            1998
                                      -------------   -------------
Deferred tax asset:
 Restructuring accruals ...........     $     602       $   2,722
 Carryforwards ....................           338              --
 Accruals and reserves ............         2,237           3,716
                                        ---------       ---------
                                        $   3,177       $   6,438
                                        =========       =========
Deferred tax liability:
 Accumulated depreciation .........     $  (1,475)      $  (1,725)
 Accumulated amortization .........        (3,518)          1,124
 Deferred compensation ............           210             289
 Marketable security ..............            --            (315)
 Other ............................        (1,711)         (1,354)
                                        ---------       ---------
                                        $  (6,494)      $  (1,981)
                                        =========       =========


10. COMMITMENTS AND CONTINGENCIES


     Rent expense for operating leases was $5,053, $4,599 and $5,618 for the years ended December 31, 1996, 1997 and 1998, respectively. Minimum annual rental commitments for noncancelable operating leases having terms in excess of one year as of December 31, 1998, are as follows:

                        MEDQUIST INC. AND SUBSIDIARIES

                   (in thousands, except per share amounts)

10. COMMITMENTS AND CONTINGENCIES  -- (Continued)


  1999 .........   $  4,857
  2000 .........      3,590
  2001 .........      2,564
  2002 .........      1,616
  2003 .........        550
  2004 .........         29
                   --------
                   $ 13,206
                   ========


     The Company has an employment agreement, as amended, with a former Chief Executive Officer who is currently a director of the Company. The agreement entitles this individual to receive retirement benefits of $75 per year for life plus certain other benefits, as defined. Included in other long-term liabilities is $544 and $457at December 31, 1997 and 1998, respectively, related to these retirement benefits. The employment agreement also requires the Company to loan the former Chief Executive Officer's estate the necessary funds to exercise any options owned by the individual at the time of his death.


     The Company has a severance plan for certain executive officers that provides for one-time payments in the event of a change in control, as defined. No liabilities are currently required to be recorded with respect to this plan.


     In the normal course of business, the Company is a party to various claims and legal proceedings. Although the ultimate outcome of these matters is presently not determinable, management of the Company, after consultation with legal counsel, does not believe that the resolution of these matters will have a material effect upon the Company's financial position or results of operations.

11. EMPLOYEE BENEFIT PLANS


Savings Plan

     The Company offers a savings plan under section 401(k) of the Internal Revenue Code. This savings plan allows eligible employees to contribute up to 15% of their compensation on a pre-tax basis. The Company matches 50% of participant's contribution, up to 5% of the participant's total compensation. Effective October 1, 1996, the Company's matching contribution is made in the form of the Company's common stock. The charge to operations for the Company's matching contributions was $63, $80 and $125 in 1996, 1997 and 1998, respectively. The Company issued approximately five thousand shares in both 1997 and 1998, in connection with the Company's matching contribution. The Company did not issue shares in 1996 in connection with the savings plan.

     MRC has two defined contribution 401(k) plans, covering substantially all employees. Eligible employees of MRC may contribute certain amounts of their annual compensation. During 1996, 1997 and 1998, MRC made matching contributions to the plans of $171, $117 and $114, respectively.


Stock Purchase Plan

     All full-time employees except those who own five percent or more of the voting stock of the Company are eligible to participate in the Company's Employee Stock Purchase Plan (SPP). The SPP provides that participants may authorize the Company to withhold up to 10% of their earnings for the purchase of the Company's common stock. The purchase price of the common stock is determined by the Compensation Committee but shall not be less than eighty-five percent of the fair market value of the common stock. Through the SPP, five and 15 shares of common stock have been purchased in 1997 and 1998, respectively. In connection with the SPP, the Company did not issue any shares in 1996.

                        MEDQUIST INC. AND SUBSIDIARIES

                   (in thousands, except per share amounts)

12. QUARTERLY SUPPLEMENTAL FINANCIAL DATA (UNAUDITED)



                                                              Three Months Ended
Year Ended December 31, 1997:            -------------------------------------------------------------
                                            March 31        June 30       September 30     December 31
                                         -------------   -------------   --------------   ------------
Revenue ..............................     $  49,914       $  52,999       $  55,269       $  57,976
Income before income taxes ...........         3,283           4,557           4,632           1,554
Net income ...........................         2,058           2,931           2,910             834
Basic net income per share ...........           0.07            0.10            0.10            0.02
Diluted net income per share .........           0.06            0.09            0.09            0.02


                                                              Three Months Ended
Year Ended December 31, 1998:            -------------------------------------------------------------
                                            March 31        June 30       September 30     December 31
                                         -------------   -------------   --------------   ------------
Revenue ..............................     $  63,915       $  66,870       $  69,005        $ 71,865
Income before income taxes ...........         6,214           6,327           6,155          (7,039)
Net income ...........................         4,004           3,969           3,776          (8,564)
Basic net income per share ...........           0.12            0.12            0.12          (0.24)
Diluted net income per share .........           0.12            0.12            0.11          (0.24)

                                 UNDERWRITING

       MedQuist, the selling shareholders and the underwriters for the offering named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., BancBoston Robertson Stephens Inc., Donaldson, Lufkin & Jenrette Securities Corporation and Volpe Brown Whelan & Company, LLC are the representatives of the underwriters.

                           Underwriters                              Number of Shares
------------------------------------------------------------------  -----------------
    Goldman, Sachs & Co. .........................................     950,869
    BancBoston Robertson Stephens Inc. ...........................     950,866
    Donaldson, Lufkin & Jenrette Securities Corporation ..........     950,866
    Volpe Brown Whelan & Company, LLC ............................     950,866
    Advest, Inc. .................................................      55,000
    EVEREN Securities, Inc. ......................................     120,000
    Gruntal & Co., L.L.C. ........................................      55,000
    ING Baring Furman Selz LLC ...................................     120,000
    J.C. Bradford & Co. ..........................................      55,000
    Needham & Company, Inc. ......................................      55,000
    Punk, Ziegel & Company L.P. ..................................      55,000
    The Robinson-Humphrey Company, LLC ...........................      55,000
    Warburg Dillon Read LLC ......................................     120,000
                                                                       -------
     Total .......................................................   4,493,467
                                                                     =========

                  ------------------------------------------

       If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 674,020 shares from MedQuist to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

       The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by MedQuist and the selling shareholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

                            Paid by MedQuist
                  -------------------------------------
                     No Exercise        Full Exercise
                  -----------------   -----------------
  Per Share       $        1.510     $         1.510
  Total           $ 1,208,000.00      $ 2,225,770.20


                    Paid by the selling shareholders
                  -------------------------------------
                     No Exercise        Full Exercise
                  -----------------   -----------------
  Per Share       $        1.510     $         1.510
  Total           $ 5,577,135.17      $ 5,577,135.17


       Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.91 per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $0.10 per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

       MedQuist, the selling shareholders and certain officers and directors of MedQuist, have agreed not to sell or dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, without the prior written consent of Goldman, Sachs & Co., except that MedQuist may issue common stock upon the exercise of outstanding options or in connection with an acquisition. This agreement does not apply to any existing employee benefit plans.

       In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.


       The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

       These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.


       MedQuist and the selling shareholders estimate that their shares of the total expenses of the offerings, excluding underwriting discounts and commissions, will be approximately $57,805 and $266,876, respectively.


       MedQuist and the selling shareholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

================================================================================


      No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.





                   ----------------------------------------
                               TABLE OF CONTENTS




                                                Page
                                                -----------
Prospectus Summary ..........................         3
Risk Factors ................................         6
Forward-Looking Statements ..................         8
Recent Developments .........................         9
Use of Proceeds .............................         9
Market for the Common Stock and Dividend
   Policy ...................................        10
Capitalization ..............................        11
Management's Discussion and Analysis of
   Financial Condition and Results of
   Operations ...............................        12
Business ....................................        17
Management ..................................        22
Description of Capital Stock ................        24
Principal and Selling Shareholders ..........        26
U.S. Tax Consequences to Non-U.S. Holders
   of Common Stock ..........................        28
Validity of the Common Stock ................        30
Experts .....................................        30
Where You Can Find Additional
   Information ..............................        31
Index to Consolidated Financial
   Statements ...............................       F-1
Underwriting ................................       U-1

================================================================================

================================================================================


                                4,493,467 Shares




                                 MedQuist Inc.



                                  Common Stock


                       --------------------------------

                               [GRAPHIC OMITTED]

                       --------------------------------
                              Goldman, Sachs & Co.


                                  BancBoston
                               Robertson Stephens


                          Donaldson, Lufkin & Jenrette


                              Volpe Brown Whelan
                                   & Company



                      Representatives of the Underwriters




================================================================================